SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑ **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑ **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑ **No**: ☒

Enclosures: Report for the quarter and year ended 31 December 2002





Report for the quarter and year ended 31 December 2002

Group results for the quarter ended 31 December 2002...

- Solid set of results achieved despite expected lower mining grades at Morila and the stronger rand
- Gold production 2% down at 1.55Moz
- Headline earnings down 11% to $90m or 41 US cents per share
- Ordinary shares sub-divided at close of business on 24 December 2002 on a 2:1 basis – see note 1 on page 56

...and for the year

- A very good year:
  - Total cash costs down 10% to $161/oz
  - Operating profit up 21% to $638m
  - Headline earnings up 29% to $368m
- Gold production down 15% to 5.9Moz due to the sale of the Free State assets
- Return on capital and return on equity 15% and 21% respectively
- Reserves up by 22% to 72.3Moz and resources up by 2% to 287.6Moz
- Final dividend declared at R6.75 or 78 US cents per share resulting in a total dividend for 2002 of R13.50 or 142 US cents per share

		Quarter ended Dec 02	Quarter ended Sept 02	Year ended Dec 02	Year ended Dec 01	Quarter ended Dec 02	Quarter ended Sept 02	Year ended Dec 02	Year ended Dec 01
		Dollar/Imperial				Rand/Metric			
Gold									
Produced	– oz (000)/kg	**1,549**	1,587	**5,939**	6,983	**48,168**	49,358	**184,711**	217,203
*Price received	– $/oz /R/kg	**314**	305	**303**	287	**96,911**	102,267	**101,817**	79,523
Total cash costs	– $/oz /R/kg	**173**	158	**161**	178	**53,457**	52,751	**54,037**	48,828
Total production costs	– $/oz /R/kg	**220**	202	**203**	213	**68,159**	67,637	**68,241**	58,579
Operating profit	– $/R million	**184**	150	**650**	517	**1,758**	1,566	**6,784**	4,521
Operating profit excluding unrealised non–hedge derivatives	– $/R million	**155**	174	**638**	527	**1,478**	1,822	**6,683**	4,647
Net profit	– $/R million	**100**	81	**332**	245	**955**	850	**3,444**	2,180
Headline earnings	– $/R million	**107**	88	**376**	281	**1,021**	925	**3,920**	2,476
Headline earnings before unrealised non–hedge derivatives	– $/R million	**90**	101	**368**	286	**858**	1,062	**3,854**	2,536
Capital expenditure	– $/R million	**89**	64	**271**	298	**880**	665	**2,842**	2,567
Net earnings (basic)	– cents per share	**45**	37	**150**	114	**430**	383	**1,552**	1,017
Headline earnings	– cents per share	**48**	40	**169**	131	**460**	417	**1,767**	1,156
Headline earnings before unrealised non–hedge derivatives	– cents per share	**41**	46	**166**	133	**387**	479	**1,737**	1,184
Dividends	– cents per share			**142**	87			**1,350**	900

* Price received includes realised non-hedge derivatives

$ represents US dollar, unless otherwise stated


anglogold

Letter from *Chairman and* CEO



Russell Edey
Chairman



Bobby Godsell
Chief Executive Officer

Dear Shareholder

AngloGold's results for the fourth quarter of 2002 reflect a sound operating performance. As predicted, production and profit levels at Morila declined compared to the third quarter, though they remain impressive. Compared to the third quarter, the South African rand strengthened by almost 8% against the US dollar. These factors combined to reduce headline earnings by 11% to $90 million. Gold production decreased by only 2% from the very high level of the September quarter and, while dollar-denominated unit cash costs increased by 9% with the strengthened rand, the South African operations kept local currency costs steady.

Production levels at both Morila and Geita continue to be affected by substantial (though anticipated) decreases in grade this quarter. We expect grades and production to return to a steady state in the next two quarters. Similarly, at Sunrise Dam in Australia, as mining moved through lower grade areas of the pit during the fourth quarter, production was below the high levels of the September quarter, but still above target. Drilling results at the operation indicate sound performances for the future. Production at the Cripple Creek & Victor operation in Colorado improved by 33% over the quarter as our efforts to overcome the recovery problems in the leach pad began to bear fruit.

AngloGold's results for the year 2002 are impressive, reflecting the longer-term benefits of the company's growth and risk diversification strategy. Although gold production declined with the sale of the Free State mines in South Africa, cash costs were down year-on-year by 10% to $161 per ounce and headline earnings increased by 29% on the 2001 performance, to $368 million.

Looking ahead, the increase in reserves has resulted in longer mine lives rather than increased production and we anticipate gold production for 2003 to be unchanged at around 6 million ounces, increasing to 6.5 million ounces in 2006. Part of the increased reserve is due to the rise in the gold price, which has the effect of making lower-grade areas profitable. This leads to a lower average grade overall and, consequently, increased unit costs which are also affected by the stronger rand. Total cash costs for 2003 are estimated to be $190 per ounce and total production costs $229 per ounce, with capital expenditure forecast at $330 million.

There are two other noteworthy developments. First, we publish our annual reserve and resource statement today and report a 22% increase in the company's ore reserve, to 72.3 million ounces. Included in this is a 30% increase in the South African ore reserve to 47.5 million ounces.

The company has reduced its hedging contracts by some 133 tonnes during the past year. In the light of the continued strength of the gold price and of the steady improvement in AngloGold's operating performance over the past two years, and consequently the reduced need for the company to manage revenue through forward pricing, the Board has encouraged the continuing management and restructuring of the hedge book.

We also announce today that AngloGold proposes to pay a final dividend for the year of R6.75 per share, unchanged in rand terms from the interim dividend, but 22% higher in dollar terms at 78 US cents per share. This gives a total dividend for the year of R13.50 (R9.00 in 2001) and a yield of 4.4%, calculated on a share price of R305 per share. This level of dividend is consistent with AngloGold's established practice of paying out a high proportion of its earnings to shareholders, once we have provided for our organic growth objectives.

Russell Edey
Chairman
30 January 2003

Bobby Godsell
Chief Executive Officer



Operations at a glance

	Production		Price received		Total cash costs		EBITDA		Operating profit excluding unrealised non-hedge derivatives	
	oz (000)	% Variance**	oz (000)	% Variance**	$/oz	% Variance**	$m	% Variance**	$m	% Variance**
Morila*	130	(24)	316	2	78	59	34	(19)	25	(19)
Great Noligwa	204	(3)	307	4	152	12	33	-	30	(3)
TauTona	168	-	307	5	142	8	29	4	27	4
Cerro Vanguardia*	66	29	336	5	108	5	17	31	11	57
Kopanang	138	7	309	5	185	4	15	-	13	-
Mponeng	127	(7)	304	4	186	9	15	(17)	7	(30)
Cripple Creek & Victor*	76	33	330	(1)	178	(3)	12	-	5	(100)
Morro Velho	54	-	328	1	120	(2)	11	-	8	-
Tau Lekoa	86	12	311	6	202	-	10	43	7	40
Sunrise Dam	90	(14)	331	-	193	14	8	(53)	4	(67)
Jerritt Canyon*	63	11	327	(1)	221	(18)	6	100	1	(100)
Sadiola*	48	20	325	9	204	19	5	-	2	-
Serra Grande*	22	(8)	326	1	94	4	5	-	4	-
Geita*	61	(26)	289	(4)	216	29	4	(64)	1	(86)
Navachab	21	(9)	318	1	168	19	4	-	3	(25)
Yatela*	29	(3)	325	4	202	16	4	-	2	(33)
Ergo	66	6	307	4	204	4	3	(25)	3	(25)
Union Reefs	28	(3)	318	(4)	244	19	-	(100)	-	(100)
Savuka	48	(16)	307	5	320	21	(1)	(150)	(2)	(300)
Other	24	-					(15)	-	4	(33)
Anglogold Group	1,549	(2)	314	3	173	9	199	(10)	155	(11)

*Attributable

**Variance quarter-on-quarter


anglogold

FINANCIAL AND OPERATING REVIEW

OVERVIEW OF THE QUARTER AND THE YEAR

For the December quarter, AngloGold again produced a solid set of results in the face of predicted declining mining grades, specifically at Morila, Geita and Sunrise Dam, and a stronger South African currency, resulting in higher dollar costs. Of the $19m reduction in operating profit, $29m was on account of the lower grade and $14m due to the strengthened rand. More than half of this was offset by a higher received gold price ($13m) and increased volumes ($10m). Costs were well-contained on the South African operations at R55,229/kg and on a cost per square metre basis were 2% down at R2,664/m^2. Overall, total cash costs increased by 9% to $173/oz. Headline earnings were 11% lower at $90m or 41 US cents per share.

Gold production for the quarter decreased by 2% to 1.55Moz, as a result of the anticipated return to lower grades at Morila in southern Mali, and at Sunrise Dam in Australia, while production at Geita in Tanzania was down, as expected, owing to the second pit cutback. In South Africa, the effect of the lower grade at Great Noligwa was to a large extent offset by the excellent performance of the other operations which were able to increase their volume mined.

AngloGold had a very good year in 2002. Total cash costs decreased by 10% to $161/oz, operating profit increased by 21% to $638m and headline earnings went up by 29% to $368m. Gold production dropped by some 15% to 5.94Moz as a result of the sale of AngloGold's assets in the Free State in South Africa.

Returns on capital and equity for the year were 15% and 21%, respectively.

AngloGold has declared a final dividend of R6.75 per share for 2002 which, in dollar terms, is equal to 78 US cents per ADS, assuming an exchange rate of R8.6/$1. This gives a total dividend for the year of R13.50, representing a yield of 4.4% calculated on a share price of R305 per share (or $35 per ADS), the closing price on the JSE Securities Exchange on 30 January 2003.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, a 2% increase in volume mined was offset by a 3% drop in grade to 10.4g/t. The lower gold production, at 6,327kg (204,000oz), and decreased income from by-products contributed to a 4% increase in total cash costs to R47,114/kg ($152/oz). Operating profit decreased by 11% to R288m ($30m). Looking ahead to 2003, the grade is expected to improve to around 11.5g/t, with production exceeding the 27t (880,000oz) recorded for 2002. After the tragic seismic-related fatal accidents of the second quarter, the mine's safety record substantially improved over the remainder of the year to the extent that it achieved one million fatality-free shifts in November.

At **Kopanang**, the increased volumes mined in December, together with the higher grade encountered, resulted in a 7% improvement in gold production to 4,292kg (138,000oz). Total cash costs decreased by 3% to R57,312/kg ($185/oz) while operating profit fell by 14% to R120m ($13m), mainly as a result of the lower rand gold price.

At **Tau Lekoa**, the year finished strongly with a 12% improvement in gold production to 2,683kg (86,000oz). Total cash costs were 7% lower at R62,360/kg ($202/oz) while operating profit increased by 7% to R60m ($7m).

Mponeng performed well, despite being unable to match the exceptional results of the September quarter. Volume mined increased by 2%, although gold production declined by 7% to 3,936kg (127,000oz) as a result of lower grade. Total cash costs were held steady at R57,216/kg ($186/oz). Operating profit at R66m ($7m) was down by 39% due to the reduced gold production and lower rand gold price.

An 11% decrease in volume mined at **Savuka**, together with the drop in grade in the Carbon Leader section, contributed to the 16% decline in gold production to 1,500kg (48,000oz). Total cash costs increased by 11% to R98,863/kg ($320/oz). The operating loss of R16m ($2m) was directly attributable to the reduced mining rates in the interest of safety. Eleven employees lost their lives in accidents during the year. The recent extension


anglogold

of the mine's life has allowed for the mine to be redesigned in such a way as to better manage seismicity, which will positively impact on workplace safety, and consequently, production.

TauTona performed well, with mining volume increasing by 9% and gold production steady at 5,227kg (168,000oz). Total cash costs decreased marginally to R43,842/kg ($142/oz) while operating profit fell by 6% to R254m ($27m), partly because of the lower rand price received. The mine's safety practices continue to yield positive results. There has not been a rock-related fatal accident since September 2001 and in January 2003, the mine achieved one million fatality-free shifts for the second time in its 40-year history.

At **Ergo**, good operational performance contributed to the 6% increase in tonnes treated and the consequent increase in gold production to 2,054kg (66,000oz). Total cash costs fell by 4% to R62,856/kg ($204/oz), with operating profit declining by 40% to R24m ($3m), following a lower price received and a decision to accelerate the provision for environmental rehabilitation.

Compared with 2001, the annual Lost Time Injury Frequency Rate (LTIFR) for the South African region improved by 14% to 9.99 — the best rate ever recorded for this region.

EAST AND WEST AFRICA

At **Geita** (50% attributable), gold production decreased by 26% to 61,000oz, due to an anticipated 24% decline in recovered grade to 3.03g/t. As a consequence of the lower production, total cash costs increased by 29% to $216/oz. Grade is expected to remain at this level for the first quarter of 2003 before returning to an average of approximately 4g/t for the rest of the year. The mine had three fatal accidents during the year, all transport related. This has led management to focus particular attention on this aspect of mine safety and to align contractors' safety standard with those of the mine.

It was reported at the end of the September quarter that the exceptionally high grades experienced during that quarter at **Morila** (40% attributable) were unlikely to be sustained beyond October 2002. As was anticipated, recovered grade declined by 38% to 15.11g/t and production for the fourth quarter fell by 24% to 130,000oz. The decrease in production, combined with higher costs due to a 22% increase in tonnage throughput, resulted in total cash costs rising by 59% to what remains a very creditable $78/oz. Operating profit decreased by 19% to $25m, largely as a result of the lower grades and decreased production. The reduced grades will probably continue to have an impact on the mine's short-term performance, with grade likely to remain lower than in the fourth quarter.

Navachab had another good quarter, with production above target but 9% down on the previous quarter at 21,000oz, mainly because of a 4% reduction in tonnage treated. Total cash costs increased by 19% to $168/oz, as a result of decreased production and the strengthening of the Namibian dollar against the US dollar. Operating profit declined by 25% to $3m.

Production at **Sadiola** (38% attributable) increased by 20% to 48,000oz, largely as a result of the treatment of a greater proportion of higher-grade sulphide material over the lower-grade oxide material. This change led to an increase in the quantity of reagents used and, coupled with increased mining volume, resulted in an 19% rise in total cash costs to $204/oz. Operating profit was in line with that of the previous quarter at $2m.

At **Yatela** (40% attributable), gold production decreased by 3% to 29,000oz. Tonnes treated increased by 20% quarter-on-quarter, but this was largely offset by a larger-than-planned reduction in recovered grade to 2.83g/t. Total cash costs increased by 16% to $202/oz as a result of the combination of the higher mining volume and lower production levels.

NORTH AMERICA

Production at **Cripple Creek & Victor** (67% ownership with 100% interest in production) was 33% higher quarter-on-quarter at 76,000oz due to improved solution grades and larger leach solution volumes processed. Total cash costs were 3% lower than those of the third quarter at $178/oz. During the quarter, both crusher tonnage and leach solution volumes reached design capacity levels. Operating profit improved to $5m. On the safety front, the mine completed its expansion programme without injury.

Jerritt Canyon's (70% attributable) production was 11% higher for the fourth quarter at 63,000oz. The increase in production was due to additional tons processed and improved recoveries. Total cash costs at $221/oz were 18% lower, owing to lower



dewatering costs and decreased underground mining costs. Operating profit increased to $1m from a deficit of $2m in the third quarter, as a result of the higher gold production.

SOUTH AMERICA

At **Cerro Vanguardia** (92.5% attributable), gold production was 29% higher at 66,000oz. The production increase was largely owing to the greater availability of the crusher plant and an enhanced ore-mix treated, resulting from better management of the higher clay content in the ore. Total cash costs were 5% higher at $108/oz. Operating profit rose by 57% to $11m due to a 25% increase in the amount of gold sold, the higher gold price received and lower total production costs.

At **Morro Velho,** gold production was stable at 54,000oz. Total cash costs were 2% lower quarter-on-quarter at $120/oz while operating profit remained stable at $8m.

At **Serra Grande** (50% attributable) production decreased by 8% to 22,000oz due to planned reductions in both ore treated and recovered grade. Total cash costs were 4% higher at $94/oz, while operating profit was steady at $4m.

The South America region again had a good safety performance this quarter, with its LTIFR below AngloGold's Ontario Underground Metalliferous Mines benchmark. Both the Serra Grande and Cerro Vanguardia operations were audited by NOSA. Serra Grande was awarded "5 star" rating and Cerro Vanguardia maintained its "5 star" rating and ISO14001 rating. Morro Velho is expected to be audited by NOSA in February 2003.

AUSTRALIA

Although mill throughputs at **Sunrise Dam** increased slightly, scheduled mining moved to lower-grade areas of the open pit, resulting in decreased grades and a 14% decline in production to 90,000oz. With the lower production, total cash costs increased by 10% to A$341/oz ($193/oz). Operating profit for the quarter fell to A$7m ($4m), mainly because of the impact of lower gold sales. AngloGold acquired an adjacent mining lease from Placer Dome late in 2002. The lease covers the complete Sunrise pit and its purchase will enable full optimisation of the Cleo MegaPit.

At **Union Reefs**, mining is now moving into its final stages and has been directed towards the small, dispersed resources that remain in the vicinity of the plant. In addition, processing of low-grade stockpiles has commenced. As a consequence, a fall in grade resulted in slightly lower production (3%) of 28,000oz and increased total cash costs (15%) of A$431/oz ($244/oz). Operating profit decreased to A$1m ($0.5m) from A$4m ($2m) in the previous quarter. The mine recorded no lost time injuries during 2002.

EXPLORATION

At Sadiola in **Mali**, sulphide infill drilling continued. Notable intersections at a 1g/t cut-off include 18m at 3.46g/t from 440m; 21m at 4.11g/t from 332m; 39m at 2.99g/t from 430m; 43m at 7.95g/t from 436m; 15m at 4.09g/t from 365m; and 60m at 3.19g/t from 376m.

Satellite oxide exploration focused on the FE3 and FE4 targets, some 7km south-east of the Sadiola pit. Intersections include 34m at 2.67g/t from 46m; 48m at 2.80g/t gold from 58m; and 46m at 2.99g/t from 58m.

At Yatela mineral resource modelling of the Alamoutala deposit situated 13km south-east of the pit, has increased the Mineral Resource by 170,000oz (69,000oz attributable). Pending the current feasibility study, mining of the deposit is scheduled to commence in July 2003.

Six diamond holes were completed in the Western Fringe area of the Morila pit, and with the exception of one of the holes, all intersected mineralisation more than 200m west of the current ore envelope. Results for five of the holes have been received, yielding 52m at 2.06g/t from 243m; 63m at 2.11g/t from 178m; 8m at 3.57g/t from 23m; 29m at 2.52g/t from 275m; 15m at 1.08g/t from 47m; and 13m at 20.71g/t from 48m including 1m at 227.6g/t.

RAB (rotary airblast) drilling continued on three greenfields prospects in southern Mali with assays pending.

In **Tanzania**, infill drilling at Geita was completed at the Star and Comet and Ridge 8 projects. Significant intersections at Star and Comet include: 7m at 8.36g/t from 76m; 6m at 10.00g/t from 122m; and 19m at 17.30g/t from 113m. Updating of the mineral resource model generated an additional 2.48Mt at 2.97g/t for 240,000oz (120,000oz attributable).



Notable values at Ridge 8 include: 10m at 4.70g/t from 191m; 21m at 3.60g/t from 67m; and 30m at 3.40g/t from 188m.

Drilling was completed in the area between Geita Hill and Lone Cone. Results include: 19m at 4.70g/t from 106m; 22m at 5.20g/t from 105m and 18m at 3.50g/t from 133m.

At Navachab in **Namibia**, drilling of the MC second shoot north of the pit was completed. Intersections include: 40m at 4.77g/t from 10m; 34m at 5.77g/t from surface; 38m at 4.61g/t from 4m; and 28m at 4.65g/t from 6m. An extensive drilling programme is planned during 2003 as part of the expansion project.

In **North America** extensive geophysical surveying was completed at the Red Lake joint venture in **Canada** during the quarter. Results are being compiled from preliminary drilling for follow-up work in 2003.

In **Nevada**, three Great Basin projects were drill-tested with a further three targets to be drill-tested during 2003.

Resource development drilling continued at both Jerritt Canyon and Cripple Creek & Victor joint ventures, in support of life of mine plans. Mineralisation defined at Cripple Creek will require further drilling in 2003.

In **South America**, high-grade gold intercepts in both the oxide and sulphide mineralisation at Corrego do Sitio in **Brazil** has extended mineralisation in the open-pit zones. Best intersections include 6.30m at 26.00g/t from 1m; 5.50m at 16.30g/t from 17m; 15.8m at 13.35g/t from 41m; 10.00m at 11.18g/t from 9m; and 4.15m at 32.68g/t from 91m. Ramp development to access sulphide mineralisation at Corrego do Sitio is progressing well. Drilling at the Lamego project has extended mineralisation, which is considered to be open along strike to the north-east.

At Cerro Vanguardia in **Argentina**, exploration activities were focused on drilling extensions at the Dany, Osvaldo Diez, Mangas and Jani veins.

In **Peru** three greenfields targets were drill-tested with the La Rescatada project in southern Peru warranting further drilling in 2003. Target generation in Peru continues to provide numerous targets that require follow up during 2003.

In **Australia** at Sunrise Dam, exploration during the quarter concentrated on testing extensions of the Dolly-Cosmo zone, yielding significant results from Dolly including: 19m at 4.00g/t; 2m at 15.45g/t; and 24m at 5.58g/t. This drilling also intersected a new lode to the east of Cosmo ("Hammerhead"), with results including 11m at 36.58g/t and 8m at 5.30g/t. A first-pass drilling programme testing extensions of the Sunrise Shear zone intersected the structure up to 300m north-west of the current underground resource, with results including 4m at 8.49g/t and 7m at 3.87g/t.

Step-out drilling continued west of Coyote, and limited drilling was undertaken within the main Coyote area for resource definition and confirmation of geological interpretations. Best intercepts from drilling within the main Coyote area included: 4m at 15.54g/t; 11m at 33.23g/t and 3m at 12.30g/t.

In **South Africa,** the Ventersdorp Contact Reef (VCR) was intersected in two surface holes being drilled to the west of the Tau Lekoa Mine. Assay results are expected early in 2003. One surface borehole is continuing to be drilled at Moab extension to confirm predicted structure and grade. The drilling has not yet reached its target.

Note:

All references to price received includes the realised non-hedge derivative gains (losses).
All references to operating profits and headline earnings excludes unrealised non-hedge derivative gains (losses).
Rounding of figures may result in computational discrepancies.
In the case of Joint Venture operations, all production and financial results are attributable to AngloGold.



Review of the gold market



Kelvin Williams
Marketing Director

The price of gold finished the year strongly, touching a high of $354/oz in December. The average spot price for the quarter of $323/oz is almost $10 higher than the price for the previous quarter. Market volatility also increased with a price range of $45/oz for the quarter. The US dollar moved in the other direction, downwards against other currencies, including the rand. The local currency gained almost 20% against the dollar during this quarter, finishing at an exchange rate of R8.55 to the dollar, off an opening rate of R10.41. Both of these trends have been maintained into 2003.

The factors which drove the gold price during 2002 made a particularly strong impact in the final quarter. These factors included US dollar weakness, international political tension, equity market declines and a halt to the dismantling of producer hedging. This last factor had the effect of both lowering gold producer selling in the spot market, and introducing some buying in the market. During this past quarter, the price was influenced most significantly by dollar weakness and escalating conflict over Iraq. Over the past year, the spot price has responded almost perfectly to the dollar's fall against the euro (see graph below), and this correlation was maintained in the final quarter. The additional tension in the Middle East provided the lift to take gold up further. All of the factors that have been positive for gold in 2002 remain firmly in play, and there is good reason to expect higher gold prices in the year ahead.


$/Euro rate and $ gold price indexed 2002
1.3
1.25
1.2
1.15
1.1
1.05
1
0.95
0.9
2 Jan 02
11 Jan 02
22 Jan 02
31 Jan 02
11 Feb 02
20 Feb 02
1 Mar 02
12 Mar 02
21 Mar 02
1 Apr 02
10 Apr 02
19 Apr 02
30 Apr 02
9 May 02
20 May 02
29 May 02
7 Jun 02
18 Jun 02
27 Jun 02
8 Jul 02
17 Jul 02
26 Jul 02
8 Aug 02
15 Aug 02
26 Aug 02
4 Sep 02
13 Sep 02
24 Sep 02
3 Oct 02
14 Oct 02
23 Oct 02
1 Nov 02
12 Nov 02
21 Nov 02
2 Dec 02
11 Dec 02
20 Dec 02
31 Dec 02
10 Jan 03
GOLD
EURO

Under the favourable price performance of gold, the physical market continued to show weakness throughout 2002. There has been a decline in physical demand for gold in both the jewellery and the investment sectors, with exceptions in only a few countries. Compounding this lower demand, scrap sales and gold recycling have increased sharply in the face of higher gold prices. The negative impact of these factors in the physical market has been mitigated to a degree by slightly lower new mine production, and by the reduction in supply occasioned by the run-down in gold producer hedging referred to above. As is the case in all periods of rising gold prices and gold price volatility, the physical market should revive once the price returns to a stable trading range for a period of time. However, with further gold price volatility expected in 2003, a resurgence of physical demand should not be expected immediately.


anglogold

A critical factor in the strength of the gold market in 2002 has been the return of investor and speculator interest in the metal. This interest has not translated particularly into demand for physical gold, but can most certainly be seen in the derivative markets, and particularly in the futures and options positions on the New York Comex and, from time to time, on the Tokyo Comex. There is no doubt also a considerable over-the-counter derivative trade in gold, although this is not easily measured. The importance of this gold buying in the derivatives markets for the gold price can be seen from the graph below, showing gold trading positions on New York Comex from the beginning of 2000, and the US dollar spot price of gold. Buying in the derivatives markets is directly influenced by the factors referred to above, and is directly responsible for moving the price of gold.


NY Comex: Futures and options Jan 2000 – Jan 2003
Moz
12
10
8
6
4
2
0
-2
-4
-6
-8
US$/oz
350
325
300
275
250
4 Jan 00
22 Feb 00
11 Apr 00
30 May 00
18 Jul 00
05 Sep 00
24 Oct 00
12 Dec 00
30 Jan 01
20 Mar 01
08 May 01
26 Jun 01
14 Aug 01
02 Oct 01
20 Nov 01
08 Jan 02
26 Feb 02
16 Apr 02
04 Jun 02
23 Jul 02
10 Sep 02
29 Oct 02
17 Dec 02
$ gold price
Open contracts

Compared with the previous quarter, the net delta hedge position reflects a reduction of some 120,000oz, or 4t. This small reduction was achieved in the face of a sharply higher dollar gold price which has the effect of increasing the net delta of open option positions in the hedge. Notwithstanding this, the overall cover in the book continues to decrease. As an illustration, without changes to the hedge book during the fourth quarter of 2002, the hedge book of 324t net short as reported to shareholders at 30 September 2002 valued at the market rates for 31 December 2002 would have risen to 344t. Likewise, the negative marked-to-market value at 30 September of ($441m) would have risen, unmanaged, to ($674m). Instead, the actual delta of 319.7t (10.3Moz) gives some measure of the underlying reduction and restructuring in the overall book. Noting the continued strength of the gold price and of the reduced need for the company to manage revenue through forward pricing, the Board, at its meeting on 30 January 2003, encouraged the continuing management of the hedge book.

Kelvin Williams
Marketing Director



HEDGE POSITION AT 31 DECEMBER 2002

As at 31 December 2002, the group had outstanding, the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 10.28Moz or 319.7t (at 30 September 2002: 10.40Moz or 323.6t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative R3.81bn (negative $446.6m) as at 31 December 2002 (at 30 September 2002: negative R4.65bn – negative $442.3m). These values were based on a gold price of $345.50 per ounce, exchange rates of R/$8.53 and A$/$0.56 and the prevailing market interest rates and volatilities at the time.

As at 29 January 2003, the marked-to-market value of the hedge book was a negative $591.3m (negative R5.085bn) based on a gold price of $363/oz and exchange rates of R/$8.6 and A$/$0.588 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The mark-to market represents the current profit/loss value of the hedge book at market prices and rates available at that time.

	Year	2003	2004	2005	2006	2007	2008-2012	Total
DOLLAR GOLD								
Forward Contracts	Amount (kg)	15,289	18,056	25,049	19,862	18,974	25,878	123,108
	$ per oz	$307	$313	$325	$333	$337	$355	$331
Put Options Purchased	Amount (kg)	5,808	796	757	563	728		8,652
	$ per oz	$352	$291	$291	$291	$292		$332
	*Delta (kg)	2,353	119	129	99	126		2,826
Put Options Sold	Amount (kg)	12,752	7,465					20,217
	$ per oz	$307	$317					$311
	*Delta (kg)	1,837	2,034					3,871
Call Options Purchased	Amount (kg)	4,555	572					5,127
	$ per oz	$351	$360					$352
	*Delta (kg)	2,339	277					2,616
Call Options Sold	Amount (kg)	18,830	5,829	16,360	14,681	14,308	54,245	124,253
	$ per oz	$332	$330	$322	$329	$336	$363	$344
	*Delta (kg)	13,150	3,835	11,415	9,983	9,656	39,963	84,002
RAND GOLD								
Forward Contracts	Amount (kg)	15,936	12,476	9,855	6,335	4,541	3,732	52,875
	Rand per kg	R82,931	R98,532	R119,730	R108,426	R114,915	R119,580	R101,860
Put Options Purchased	Amount (kg)	1,875	1,875	1,875	1,875			7,500
	Rand per kg	R93,602	R93,602	R93,602	R93,602			R93,602
	*Delta (kg)	399	322	258	209			1,188
Put Options Sold	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Purchased	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Sold	Amount (kg)	6,553	4,688	4,687	4,688	2,986	11,944	35,546
	Rand per kg	R100,140	R115,284	R131,944	R132,647	R173,119	R209,288	R153,424
	*Delta (kg)	3,798	2,340	2,259	2,620	1,076	4,900	16,993



	Year	2003	2004	2005	2006	2007	2008-2012	Total
AUS DOLLAR (A$) GOLD								
Forward Contracts	Amount (kg)	16,392	5,443	6,221	9,331	8,398	13,343	59,128
	A$ per oz	A$544	A$548	A$652	A$644	A$590	A$603	A$591
Put Options Purchased	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
Put Options Sold	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
Call Options Purchased	Amount (kg)	3,888		3,110	6,221	3,732	11,197	28,148
	A$ per oz	A$701		A$724	A$673	A$668	A$702	A$693
	*Delta (kg)	1,251		1,368	3,776	2,400	7,469	16,264
Call Options Sold	Amount (kg)	4,821						4,821
	A$ per oz	A$662						A$662
	*Delta (kg)	2,354						2,354
Total Net Gold:	Delta (kg)	64,243	40,279	53,818	44,663	40,371	76,348	319,723
	Delta (oz)	2,065,462	1,295,012	1,730,288	1,435,961	1,297,969	2,454,640	10,279,332
RAND DOLLAR (000)								
Forward Contracts	Amount ($)							
	Rand / $							
Put Options Purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Put Options Sold	Amount ($)							
	Rand per $							
	*Delta ($)							
Call Options Purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Call Options Sold	Amount ($)	10,000						10,000
	Rand per $	R9.12						R9.12
	*Delta ($)	1,550						1,550
AUS DOLLAR (000)								
Forward Contracts	Amount ($)	29,428	29,275	10,847				69,550
	$ per A$	A$0.59	A$0.59	A$0.51				A$0.58

*The delta position indicated reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2002.





Continuing the Growth story

Reserves and Resources as at 31 December 2002

- Overall, ore reserves have increased by 22% from 59.4Moz to 72.3Moz and mineral resources by 2% from 281.7Moz to 287.6Moz during the 12 months ended 31 December 2002. (These figures exclude the Free State assets which were declared effectively sold on 1 January 2002)
- Mineral resources were calculated at $400/oz, at an exchange rate of R10.5=$1
- Ore reserves were calculated at $325/oz, at an exchange rate of R10.5=$1
- The ore reserve depletion for 2002 (that is, the reduction in the ore reserves due to mining) was 6.5Moz. Reserve additions excluding depletion were 19.6Moz (excluding the Free State), a 33% increase on the 2001 stated reserve.

These ore reserves are relatively insensitive to changes in gold price and exchange rates of up to 10%, positive or negative.

Growing reserves

Some of the significant increases in ore reserves include:

- **Mponeng** – increase by 4.6Moz mainly due to the inclusion of the Mponeng CL and VCR below 120 level
- **Moab Khotsong** – increase by 4.3Moz due to the inclusion of the Phase 2 project which aims to exploit the Vaal reef below 101 level
- **TauTona** – increase by 0.8Moz due to the inclusion of the CL below 120 level, the area East of the Bank Dyke on 116 level and the VCR area "A"
- **Savuka and Tau Lekoa** – increase by 1.2Moz and 0.7Moz respectively owing to changes in mine design leading to additional life at both operations
- **Geita** – increase by 0.8Moz due to the redesign of the Nyankanga, Geita Hill and Lone Cone pits as well as the inclusion of the Chipaka, Area 3W and Roberts pits
- **Cerro Vanguardia** – increase of 1.1Moz mainly as a result of AngloGold's increase in ownership to 92.5%.

(The above figures are the year-on-year difference in reserve including the effect of depletion)


anglogold



MINERAL RESOURCE AND ORE RESERVE COMPARISON 2001 vs 2002

REGION		Gold Content (Attributable) (Moz)			
		2001	2002	Difference	Difference %
SOUTH AFRICA (excluding Free State)	Resource	228.1	228.6	0.5	0
	Reserve	36.6	47.5	10.9	30
EAST AND WEST AFRICA	Resource	16.9	20.7	3.8	22
	Reserve	7.8	8.7	0.9	12
AUSTRALIA	Resource	11.8	11.8	0.0	0
	Reserve	6.2	6.3	0.1	2
NORTH AMERICA	Resource	10.1	10.1	0.0	0
	Reserve	5.7	4.7	(1.0)	(18)
SOUTH AMERICA	Resource	14.8	16.3	1.5	10
	Reserve	3.1	5.1	2.0	65
TOTAL ANGLOGOLD (excluding Free State*)	Resource	281.7	287.6	5.9	2
	Reserve	59.4	72.3	12.9	22

* The Free State assets were declared sold as at 1 January 2002. Reserves of 9.0Moz and resources of 65.1Moz for the Free State operations were included in the AngloGold reserves and resources statement as at 31 December 2001.

Competent persons

Competent persons, designated in terms of the JORC and SAMREC codes and taking corporate responsibility for the reporting of AngloGold's Mineral Resources are:

- VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, 17 years' experience
- MF O'Brien, MSc (Engineering), BSc (Hons) (Geology), Pr.Sci.Nat., MAusIMM, 23 years' experience

Designated competent persons taking corporate responsibility for the reporting of Ore Reserves are:

- BW Guenther, BSc (Mining Engineering), MAusIMM, 22 years' experience
- DL Worrall, ACSM, MAusIMM, 22 years' experience
- J van Zyl Visser, BSc (Mineral Resource Management), PLATO, 16 years' experience

The competent persons are employed by AngloGold Limited and have consented to the inclusion of the Mineral Resources and Ore Reserves information outlined above.

NOTES –
Supplementary information containing a detailed breakdown of the Mineral Resources and Ore Reserves, together with plans of the South African operations, will be provided in the annual report section of the AngloGold website (www.anglogold.com) and will be available in March 2003. Following the release of the annual report in March, the supplementary information will also be available from the AngloGold offices at the addresses given on the back cover of this report.



Ore reserves

(as at 31 December 2002)

		METRIC			IMPERIAL		
		Tonnes million	Grade g/t	Contained gold tonnes	Tons million	Grade oz/t	Contained gold million oz
East & West Africa*	Proved	21.5	3.50	75.1	23.7	0.102	2.4
	Probable	52.3	3.73	195.3	57.7	0.109	6.3
	Total	**73.8**	**3.66**	**270.4**	**81.4**	**0.107**	**8.7**
Australia*	Proved	49.0	1.42	69.7	54.0	0.042	2.2
	Probable	100.4	1.26	126.4	110.7	0.037	4.1
	Total	**149.4**	**1.31**	**196.1**	**164.7**	**0.038**	**6.3**
North America*	Proved	57.8	1.34	77.7	63.7	0.039	2.5
	Probable	69.4	0.99	68.8	76.5	0.029	2.2
	Total	**127.3**	**1.15**	**146.5**	**140.3**	**0.034**	**4.7**
South Africa [(2)]	Proved	94.7	2.22	210.4	104.4	0.065	6.8
	Probable	246.3	5.14	1,267.2	271.5	0.150	40.7
	Total	**341.0**	**4.33**	**1,477.5**	**375.9**	**0.126**	**47.5**
South America*	Proved	15.3	6.22	95.5	16.9	0.181	3.1
	Probable	12.7	4.92	62.4	14.0	0.143	2.0
	Total	**28.0**	**5.63**	**157.8**	**30.9**	**0.164**	**5.1**
Totals*	Proved	238.3	2.22	528.3	262.7	0.065	17.0
	Probable	481.2	3.57	1,720.0	530.4	0.104	55.3
	Total	**719.5**	**3.12**	**2,248.3**	**793.1**	**0.091**	**72.3**

* Reserves attributable to AngloGold

[(2)] Excludes the Free State Mines which were sold to Harmony effective from 1 January 2002



Mineral resources[1]

(as at 31 December 2002)

		METRIC			IMPERIAL		
		Tonnes million	Grade g/t	Contained gold tonnes	Tons million	Grade oz/t	Contained gold million oz
East & West Africa**	Measured	37.5	2.68	100.7	41.3	0.078	3.2
	Indicated	107.6	2.81	301.9	118.6	0.082	9.7
	Inferred	144.4	1.68	242.2	159.2	0.049	7.8
	Total	**289.5**	**2.23**	**644.7**	**319.1**	**0.065**	**20.7**
Australia**	Measured	61.2	1.41	86.4	67.5	0.041	2.8
	Indicated	143.5	1.22	175.0	158.2	0.036	5.6
	Inferred	89.7	1.18	106.3	98.9	0.035	3.4
	Total	**294.4**	**1.25**	**367.7**	**324.5**	**0.036**	**11.8**
North America**	Measured	85.1	1.24	105.7	93.8	0.036	3.4
	Indicated	107.3	1.12	120.1	118.3	0.033	3.9
	Inferred	69.2	1.28	88.7	76.3	0.037	2.9
	Total	**261.6**	**1.20**	**314.6**	**288.4**	**0.035**	**10.1**
South Africa [2]	Measured	300.3	1.84	552.1	331.0	0.054	17.8
	Indicated	647.7	4.42	2,865.1	714.0	0.129	92.1
	Inferred	463.1	7.97	3,692.3	510.5	0.233	118.7
	Total	**1,411.0**	**5.04**	**7,109.5**	**1,555.4**	**0.147**	**228.6**
South America**	Measured	32.4	4.41	143.1	35.7	0.129	4.6
	Indicated	22.1	4.68	103.4	24.4	0.137	3.3
	Inferred	42.2	6.20	261.8	46.5	0.181	8.4
	Total	**96.7**	**5.26**	**508.4**	**106.6**	**0.153**	**16.3**
Totals**	Measured	516.5	1.91	988.0	569.3	0.056	31.8
	Indicated	1,028.2	3.47	3,565.5	1,133.4	0.101	114.6
	Inferred	808.6	5.43	4,391.3	891.3	0.158	141.2
	Total	**2,353.2**	**3.80**	**8,944.8**	**2,594.0**	**0.111**	**287.6**

** Resources attributable to AngloGold

(1) Inclusive of the Ore Reserve component

(2) Excludes the Free State Mines which were sold to Harmony effective from 1 January 2002

NB:Rounding of figures may result in computational discrepancies



GROUP OPERATING RESULTS

Issued Capital: 222,622,022 ordinary shares of 25 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company

Weighted average: 221,883,567 ordinary shares in issue for the year

Statistics are shown in metric units and financial figures in South African rand.

		Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Year ended December 2001
GOLD					
UNDERGROUND OPERATIONS					
Tonnes milled	- 000	3,500	3,466	13,426	17,954
Yield	- g/t	8.04	8.17	8.27	8.20
Gold produced	- kg	28,148	28,311	111,017	147,250
PRODUCTIVITY					
g/employee	- target	252	256	247	219
	- actual	240	242	238	214
SURFACE AND DUMP RECLAMATION					
Tonnes treated	- 000	9,743	9,410	38,366	50,355
Yield	- g/t	0.29	0.29	0.30	0.32
Gold produced	- kg	2,798	2,692	11,350	15,976
OPEN-PIT OPERATIONS					
Tonnes mined	- 000	28,711	28,624	109,987	85,790
Stripping ratio *		2.73	3.00	3.05	2.17
Tonnes treated	- 000	7,705	7,162	27,186	27,042
Yield	- g/t	2.24	2.56	2.29	2.00
Gold produced	- kg	17,222	18,355	62,344	53,977
TOTAL					
Gold produced	- kg	48,168	49,358	184,711	217,203
Gold sold	- kg	48,602	49,295	184,798	217,862
Price received	- R/kg sold **	96,911	102,267	101,817	79,523
Total cash costs	- R/kg produced	53,457	52,751	54,037	48,828
Total production costs	- R/kg produced	68,159	67,637	68,241	58,579
CAPITAL EXPENDITURE - Rm		880	665	2,842	2,567

* Stripping ratio = (tonnes mined - tonnes treated) / tonnes treated

** Price received includes realised non-hedge derivatives



GROUP OPERATING RESULTS

Issued Capital:	222,622,022 ordinary shares of 25 cents each
	2,000,000 A redeemable preference shares
	778,896 B redeemable preference shares
	All the preference shares are held by a wholly owned subsidiary company
Weighted average:	221,883,567 ordinary shares in issue for the year

Statistics are shown in imperial units and financial figures in US dollars.

		Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Year ended December 2001
GOLD					
UNDERGROUND OPERATIONS					
Tons milled	- 000	3,858	3,821	14,800	19,792
Yield	- oz/t	0.235	0.238	0.241	0.239
Gold produced	- oz 000	905	910	3,569	4,734
PRODUCTIVITY					
oz/employee	- target	8.11	8.22	7.95	7.05
	- actual	7.71	7.76	7.66	6.87
SURFACE AND DUMP RECLAMATION					
Tons treated	- 000	10,740	10,373	42,292	55,506
Yield	- oz/t	0.008	0.008	0.009	0.009
Gold produced	- oz 000	90	87	365	514
OPEN-PIT OPERATIONS					
Tons mined	- 000	31,649	31,554	121,242	94,567
Stripping ratio *		2.73	3.00	3.05	2.17
Tons treated	- 000	8,493	7,894	29,966	29,808
Yield	- oz/t	0.065	0.075	0.067	0.058
Gold produced	- oz 000	554	590	2,005	1,735
TOTAL					
Gold produced	- oz 000	1,549	1,587	5,939	6,983
Gold sold	- oz 000	1,562	1,585	5,941	7,004
Price received	- $/oz sold **	314	305	303	287
Total cash costs	- $/ounce produced	173	158	161	178
Total production costs	- $/ounce produced	220	202	203	213
Rand/US Dollar average exchange rate		9.62	10.42	10.48	8.62
CAPITAL EXPENDITURE - $m		89	64	271	298

* Stripping ratio = (tons mined - tons treated) / tons treated

** Price received includes realised non-hedge derivatives



GROUP INCOME STATEMENT

SA Rand million	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Year ended December 2001
Gold income	4,814	5,015	18,372	17,590
Cost of sales	(3,341)	(3,328)	(12,550)	(12,973)
Cash operating costs	2,506	2,569	9,812	10,454
Other cash costs	90	84	291	240
Total cash costs	2,596	2,653	10,103	10,694
Retrenchment costs	-	5	30	185
Rehabilitation and other non-cash costs	74	20	119	123
Production costs	2,670	2,678	10,252	11,002
Amortisation of mining assets	657	733	2,566	1,884
Total production costs	3,327	3,411	12,818	12,886
Inventory change	14	(83)	(268)	87
	1,473	1,687	5,822	4,617
Non-hedge derivatives	285	(121)	962	(96)
Operating profit *	1,758	1,566	6,784	4,521
Corporate administration and other expenses	(73)	(72)	(258)	(194)
Market development costs	(45)	(46)	(179)	(133)
Exploration costs	(63)	(90)	(296)	(228)
Interest receivable	84	84	373	176
Other net (expense) income	(36)	(41)	(91)	1
Finance costs	(100)	(105)	(464)	(608)
Abnormal item - settlement of claim	-	-	(102)	-
Profit before exceptional items	1,525	1,296	5,767	3,535
Amortisation of goodwill	(67)	(73)	(293)	(259)
Debt written-off	-	-	-	(21)
Impairment of mining assets	-	-	-	(3)
Loss on disposal of assets	(6)	(2)	(145)	(32)
Impairment reversal of investments	-	-	-	67
Termination of retirement benefit plans	(1)	-	2	(54)
Profit on ordinary activities before taxation	1,451	1,221	5,331	3,233
Taxation	(447)	(328)	(1,730)	(983)
Normal taxation	(211)	(364)	(1,315)	(950)
Deferred taxation	(127)	(83)	(387)	(105)
Deferred tax on unrealised non-hedge derivatives	(117)	119	(35)	66
Taxation on abnormal item	-	-	47	-
Taxation on exceptional items	8	-	(40)	6
Profit on ordinary activities after taxation	1,004	893	3,601	2,250
Minority interest	(49)	(43)	(157)	(70)
Net profit	955	850	3,444	2,180
*** Operating profit excluding unrealised non-hedge derivatives**	**1,478**	**1,822**	**6,683**	**4,647**
Headline earnings				
The net profit has been adjusted by the following to arrive at headline earnings:				
Net profit	955	850	3,444	2,180
Amortisation of goodwill	67	73	293	259
Debt written-off	-	-	-	21
Impairment of mining assets	-	-	-	3
Loss on disposal of assets	6	2	145	32
Impairment reversal of investments	-	-	-	(67)
Termination of retirement benefit plans	1	-	(2)	54
Taxation on exceptional items	(8)	-	40	(6)
Headline earnings	1,021	925	3,920	2,476
Unrealised non-hedge derivatives	(280)	256	(101)	126
Deferred tax on unrealised non-hedge derivatives	117	(119)	35	(66)
Headline earnings before unrealised non-hedge derivatives	**858**	**1,062**	**3,854**	**2,536**
Earnings per ordinary share - cents				
- Basic	430	383	1,552	1,017
- Headline	460	417	1,767	1,156
- Headline before unrealised non-hedge derivatives	387	479	1,737	1,184
Dividends				
- Rm			3,008	1,974
- cents per share			1,350	900

The results have been reviewed by the auditors and are prepared in accordance with International Accounting Standards.



GROUP INCOME STATEMENT

US Dollar million	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Year ended December 2001
Gold income	502	481	1,761	2,041
Cost of sales	(348)	(320)	(1,203)	(1,519)
Cash operating costs	261	247	939	1,226
Other cash costs	9	8	28	29
Total cash costs	270	255	967	1,255
Retrenchment costs	-	1	3	22
Rehabilitation and other non-cash costs	8	2	12	13
Production costs	278	258	982	1,290
Amortisation of mining assets	68	70	245	220
Total production costs	346	328	1,227	1,510
Inventory change	2	(8)	(24)	9
	154	161	558	522
Non-hedge derivatives	30	(11)	92	(5)
Operating profit *	184	150	650	517
Corporate administration and other expenses	(8)	(7)	(25)	(22)
Market development costs	(5)	(4)	(17)	(16)
Exploration costs	(6)	(9)	(28)	(26)
Interest receivable	9	8	36	20
Other net (expense) income	(4)	(4)	(9)	(1)
Finance costs	(11)	(10)	(44)	(72)
Abnormal item - settlement of claim	-	-	(10)	-
Profit before exceptional items	159	124	553	400
Amortisation of goodwill	(7)	(7)	(28)	(29)
Debt written-off	-	-	-	(3)
Impairment of mining assets	-	-	-	(1)
Loss on disposal of assets	(1)	-	(13)	(4)
Impairment reversal of investments	-	-	-	6
Termination of retirement benefit plans	-	-	-	(5)
Profit on ordinary activities before taxation	151	117	512	364
Taxation	(46)	(32)	(165)	(111)
Normal taxation	(22)	(35)	(124)	(103)
Deferred taxation	(13)	(8)	(39)	(13)
Deferred tax on unrealised non-hedge derivatives	(12)	11	(4)	5
Taxation on abnormal item	-	-	5	-
Taxation on exceptional items	1	-	(3)	-
Profit on ordinary activities after taxation	105	85	347	253
Minority interest	(5)	(4)	(15)	(8)
Net profit	100	81	332	245
*** Operating profit excluding unrealised non-hedge derivatives**	**155**	**174**	**638**	**527**
Headline earnings				
The net profit has been adjusted by the following to arrive at headline earnings:				
Net profit	100	81	332	245
Amortisation of goodwill	7	7	28	29
Debt written-off	-	-	-	3
Impairment of mining assets	-	-	-	1
Loss on disposal of assets	1	-	13	4
Impairment reversal of investments	-	-	-	(6)
Termination of retirement benefit plans	-	-	-	5
Taxation on exceptional items	(1)	-	3	-
Headline earnings	107	88	376	281
Unrealised non-hedge derivatives	(29)	24	(12)	10
Deferred tax on unrealised non-hedge derivatives	12	(11)	4	(5)
Headline earnings before unrealised non-hedge derivatives	**90**	**101**	**368**	**286**
Earnings per ordinary share - cents				
- Basic	45	37	150	114
- Headline	48	40	169	131
- Headline before unrealised non-hedge derivatives	41	46	166	133
Dividends				
- $m			317	190
- cents per share			142	87

The results have been reviewed by the auditors and are prepared in accordance with International Accounting Standards.



GROUP BALANCE SHEET

December 2002	September 2002	December 2001		December 2002	September 2002	December 2001
SA Rand million				US Dollar million		
			Non-current assets			
19,555	21,845	24,606	Mining assets	2,280	2,071	2,057
3,210	4,012	4,652	Goodwill	374	380	389
165	154	151	Investments in associates	19	15	13
197	201	275	Other investments	23	19	23
275	238	460	AngloGold Environmental Rehabilitation Trust	32	23	38
549	867	1,372	Financial instruments	64	82	115
466	505	204	Other non-current assets	55	48	17
24,417	27,822	31,720		2,847	2,638	2,652
			Current assets			
1,996	1,561	1,534	Financial instruments	233	148	128
2,190	2,464	1,867	Trade and other receivables	255	234	156
1,848	2,200	1,948	Inventories	216	209	163
3	4	109	Current portion of other non-current assets	-	-	9
3,544	3,645	2,284	Cash and cash equivalents	413	346	191
9,581	9,874	7,742		1,117	937	647
33,998	37,696	39,462	**Total assets**	3,964	3,575	3,299
			EQUITY AND LIABILITIES			
12,375	12,804	13,357	Shareholders' equity	1,443	1,216	1,117
347	402	355	Minority interests	40	38	30
12,722	13,206	13,712		1,483	1,254	1,147
			Non-current liabilities			
7,219	9,106	4,192	Borrowings	842	863	350
2,008	2,118	2,573	Provisions	234	201	215
3,445	2,977	3,423	Deferred taxation	402	282	286
2,028	3,479	1,917	Financial instruments	236	330	160
14,700	17,680	12,105		1,714	1,676	1,011
			Current liabilities			
2,588	2,019	2,984	Financial instruments	302	191	250
2,145	2,470	2,464	Trade and other payables	250	234	206
719	990	7,619	Current portion of borrowings	84	94	637
1,124	1,331	578	Taxation	131	126	48
6,576	6,810	13,645		767	645	1,141
33,998	37,696	39,462	**Total equity and liabilities**	3,964	3,575	3,299

The results have been reviewed by the auditors and are prepared in accordance with International Accounting Standards.



GROUP CASH FLOW STATEMENT

Quarter ended December 2002	Year ended December 2002	Year ended December 2001		Quarter ended December 2002	Year ended December 2002	Year ended December 2001
SA Rand million				US Dollar million		
			Cash flows from operating activities			
2,106	8,255	5,472	Cash generated from operations	189	758	673
73	331	176	Interest received	8	32	20
(64)	(169)	(85)	Environmental contributions and expenditure	(6)	(16)	(10)
-	19	11	Dividends received from associates	-	2	1
(77)	(410)	(613)	Finance costs	(8)	(40)	(73)
(444)	(1,376)	(897)	Mining and normal taxation paid	(45)	(131)	(111)
1,594	6,650	4,064	**Net cash inflow from operating activities**	138	605	500
			Cash flows from investing activities			
(880)	(2,842)	(2,567)	Capital expenditure	(89)	(271)	(298)
-	11	63	Proceeds from disposal of mining assets	-	1	6
-	1,544	878	Net proceeds from disposal of mines	-	140	109
-	1,813	878	Proceeds	-	164	109
-	(269)	-	Contractual obligations	-	(24)	-
-	-	(11)	Associate acquired	-	-	(1)
-	(355)	(24)	Investments acquired	-	(34)	(3)
-	1,829	4	Proceeds from sale of investments	-	158	-
-	(979)	-	Acquisition of subsidiary	-	(97)	-
(2)	(51)	(37)	Loans advanced	-	(5)	(4)
24	175	367	Repayment of loans advanced	3	17	43
(858)	(668)	(1,327)	**Net cash outflow from investing activities**	(86)	(91)	(148)
			Cash flows from financing activities			
67	156	85	Proceeds from issue of share capital	10	18	7
-	(116)	-	Share issue expenses	-	(11)	-
80	8,599	2,381	Proceeds from borrowings	9	798	276
(450)	(9,789)	(3,567)	Repayment of borrowings	(47)	(912)	(414)
(29)	(2,821)	(1,447)	Dividends paid	(3)	(260)	(167)
(332)	(3,971)	(2,548)	**Net cash outflow from financing activities**	(31)	(367)	(298)
404	2,011	189	Net increase in cash and cash equivalents	21	147	54
(505)	(751)	618	Translation	46	75	(58)
3,645	2,284	1,477	Opening cash and cash equivalents	346	191	195
3,544	3,544	2,284	**Closing cash and cash equivalents**	413	413	191

The results have been reviewed by the auditors and are prepared in accordance with International Accounting Standards.



NOTES TO THE CASH FLOW STATEMENT

Quarter ended December 2002	Year ended December 2002	Year ended December 2001		Quarter ended December 2002	Year ended December 2002	Year ended December 2001
SA Rand million				US Dollar million		
			Cash generated from operations			
1,451	5,331	3,233	Profit on ordinary activities before taxation	151	512	364
			Adjusted for:			
(40)	(187)	324	Non-cash movements	(4)	(18)	31
657	2,566	1,884	Amortisation of mining assets	68	245	220
(84)	(373)	(176)	Interest receivable	(9)	(36)	(20)
7	(6)	(17)	Other net income (expense)	1	-	(1)
100	464	608	Finance costs	11	44	72
(311)	(132)	(53)	Movement on non-hedge derivatives	(33)	(16)	(12)
67	293	259	Amortisation of goodwill	7	28	29
-	-	21	Debt written off	-	-	3
-	-	3	Impairment of mining assets	-	-	1
-	-	(67)	Impairment reversal of investments	-	-	(6)
6	92	32	Loss on disposal of assets	1	8	4
1	(2)	54	Termination of retirement benefit plans	-	-	5
252	209	(633)	Movement in working capital	(4)	(9)	(17)
2,106	8,255	5,472		189	758	673
			Movement in working capital:			
248	488	(193)	(Increase) decrease in trade and other receivables	(7)	(5)	65
338	85	(551)	(Increase) decrease in inventories	(9)	(54)	22
(334)	(364)	111	Increase (decrease) in trade and other payables	12	50	(104)
252	209	(633)		(4)	(9)	(17)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary share capital and premium	Non - distributable reserves	Foreign currency translation	Other comprehensive income	Retained earnings	Total
	US Dollar million					
Balance at 31 December 2001	681	12	250	(88)	262	1,117
Movements on other comprehensive income				(50)	-	(50)
Net profit					332	332
Dividends paid					(251)	(251)
Ordinary shares issued	140					140
Transfer from non-distributable reserves		(1)			1	-
Translation	299	5	(207)	(47)	105	155
Balance at 31 December 2002	1,120	16	43	(185)	449	1,443
	SA Rand million					
Balance at 31 December 2001	8,140	143	2,999	(1,057)	3,132	13,357
Movements on other comprehensive income				(526)		(526)
Net profit					3,444	3,444
Dividends paid					(2,728)	(2,728)
Ordinary shares issued	1,467					1,467
Transfer from non-distributable reserves		(5)			5	-
Translation			(2,639)		-	(2,639)
Balance at 31 December 2002	9,607	138	360	(1,583)	3,853	12,375

The results have been reviewed by the auditors and are prepared in accordance with International Accounting Standards.



KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
	Capital expenditure - Rm			Capital expenditure - $m		
SOUTH AFRICA REGION	**430**	**250**	**1,109**	**42**	**23**	**106**
VAAL RIVER						
Great Noligwa Mine	84	20	121	8	1	11
Kopanang Mine	33	19	89	3	2	8
Moab Khotsong	83	97	376	9	9	36
Tau Lekoa Mine	8	3	16	-	1	1
WEST WITS						
Mponeng Mine	129	77	332	13	7	33
Savuka Mine	30	13	60	3	1	6
TauTona Mine	63	21	115	6	2	11
EAST & WEST AFRICA REGION	**83**	**73**	**287**	**9**	**8**	**27**
Geita - Attributable 50%	27	16	92	3	2	9
Morila - Attributable 40%	27	31	70	3	3	7
Navachab	8	7	21	1	1	2
Sadiola - Attributable 38%	12	10	67	1	1	6
Yatela - Attributable 40%	9	9	37	1	1	3
NORTH AMERICA REGION	**92**	**184**	**788**	**10**	**18**	**74**
Cripple Creek & Victor J.V.	72	169	706	8	16	66
Jerritt Canyon J.V. - Attributable 70%	19	13	80	2	1	8
Exploration	1	2	2	-	1	-
SOUTH AMERICA REGION	**53**	**75**	**283**	**6**	**7**	**27**
Cerro Vanguardia - Attributable 92.50%	3	15	25	-	1	2
Morro Velho	37	46	173	4	5	17
Serra Grande - Attributable 50%	4	5	32	-	1	3
Minorities and exploration	9	9	53	2	-	5
AUSTRALIA REGION	**165**	**82**	**311**	**17**	**8**	**31**
Boddington - Attributable 33.33%	-	-	-	-	-	-
Sunrise Dam	147	65	258	16	6	26
Exploration	18	17	53	1	2	5
Other	57	1	64	5	-	6
ANGLOGOLD GROUP	**880**	**665**	**2,842**	**89**	**64**	**271**



KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
	Yield - g/t			Gold produced - kg		
SOUTH AFRICA REGION *	**8.15**	**8.34**	**8.40**	**26,764**	**26,884**	**106,106**
VAAL RIVER						
Great Noligwa Mine	10.40	10.72	11.02	6,327	6,528	27,380
Kopanang Mine	7.50	6.97	7.23	4,292	4,025	15,874
Tau Lekoa Mine	4.56	4.36	4.45	2,683	2,387	9,675
Surface Operations	0.58	0.52	0.56	745	722	3,081
ERGO	0.24	0.24	0.25	2,054	1,941	8,215
WEST WITS						
Mponeng Mine	8.53	9.43	8.63	3,936	4,233	14,498
Savuka Mine	5.68	6.73	7.07	1,500	1,782	7,331
TauTona Mine	11.73	11.55	11.66	5,227	5,236	19,997
Surface Operations	-	15.23	9.26	-	30	55
EAST & WEST AFRICA REGION	**4.41**	**5.50**	**4.22**	**8,995**	**10,755**	**33,754**
Geita - Attributable 50%	3.03	4.00	3.62	1,909	2,561	9,005
Morila - Attributable 40%	15.11	24.39	11.96	4,043	5,325	13,083
Navachab	1.97	2.00	1.93	660	702	2,653
Sadiola - Attributable 38%	3.03	2.56	2.96	1,490	1,243	5,672
Yatela - Attributable 40%	2.83	3.51	2.95	893	924	3,341
NORTH AMERICA REGION	**1.05**	**0.94**	**1.08**	**4,327**	**3,549**	**14,371**
Cripple Creek & Victor J.V.	0.61	0.51	0.57	2,379	1,784	6,998
Jerritt Canyon J.V. - Attributable 70%	7.64	7.04	7.91	1,948	1,765	7,373
SOUTH AMERICA REGION	**7.94**	**7.86**	**7.78**	**4,423**	**4,010**	**14,854**
Cerro Vanguardia - Attributable 92.50%	9.80	9.13	9.49	2,049	1,566	5,561
Morro Velho	6.51	6.96	6.71	1,681	1,693	6,380
Serra Grande - Attributable 50%	7.72	7.87	7.84	693	751	2,913
AUSTRALIA REGION	**2.37**	**2.78**	**2.56**	**3,659**	**4,160**	**15,626**
Boddington - Attributable 33.33%	-	-	-	-	12	54
Sunrise Dam	3.23	3.94	3.49	2,796	3,268	11,892
Union Reefs	1.28	1.32	1.36	863	880	3,680
ANGLOGOLD GROUP				**48,168**	**49,358**	**184,711**

* Yield excludes surface operations.



KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	Productivity per employee - g			Gold sold - kg		
	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
SOUTH AFRICA REGION				**27,060**	**26,701**	**106,109**
VAAL RIVER						
Great Noligwa Mine	230	234	246	6,430	6,481	27,379
Kopanang Mine	183	176	173	4,348	4,000	15,873
Tau Lekoa Mine	192	172	174	2,716	2,371	9,674
Surface Operations	345	345	399	755	717	3,080
ERGO	643	581	610	2,064	1,930	8,216
WEST WITS						
Mponeng Mine	229	245	212	3,968	4,201	14,500
Savuka Mine	98	117	124	1,512	1,771	7,332
TauTona Mine	307	307	292	5,267	5,200	20,000
Surface Operations	-	-	-	-	30	55
EAST & WEST AFRICA REGION				**9,254**	**10,721**	**33,670**
Geita - Attributable 50%	1,100	1,474	1,356	1,909	2,561	9,005
Morila - Attributable 40%	5,784	6,265	4,434	4,351	5,054	13,080
Navachab	597	658	626	660	702	2,653
Sadiola - Attributable 38%	2,764	2,333	2,664	1,450	1,412	5,633
Yatela - Attributable 40%	1,505	1,669	1,495	884	992	3,299
NORTH AMERICA REGION				**4,334**	**3,534**	**14,363**
Cripple Creek & Victor J.V.	2,553	1,888	1,856	2,379	1,784	6,998
Jerritt Canyon J.V. - Attributable 70%	2,202	2,003	2,110	1,955	1,750	7,365
SOUTH AMERICA REGION				**4,433**	**4,148**	**15,028**
Cerro Vanguardia - Attributable 92.50%	1,753	1,385	1,640	2,044	1,648	5,675
Morro Velho	416	486	434	1,660	1,734	6,365
Serra Grande - Attributable 50%	891	959	932	729	766	2,988
AUSTRALIA REGION				**3,521**	**4,191**	**15,628**
Boddington - Attributable 33.33%	-	-	-	-	12	75
Sunrise Dam	2,907	3,489	3,136	2,684	3,285	11,887
Union Reefs	1,737	2,195	1,928	837	894	3,666
ANGLOGOLD GROUP				**48,602**	**49,295**	**184,798**



KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	Total cash costs - R/kg Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Total production costs - R/kg Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
SOUTH AFRICA REGION	**55,229**	**55,540**	**53,146**	**64,519**	**62,923**	**60,450**
VAAL RIVER						
Great Noligwa Mine	47,114	45,435	41,658	51,902	49,100	45,388
Kopanang Mine	57,312	59,380	55,001	64,297	65,098	61,158
Tau Lekoa Mine	62,360	67,254	64,234	74,167	79,109	75,954
Surface Operations	46,914	53,764	45,903	50,694	56,981	49,119
ERGO	62,856	65,617	61,810	83,604	77,326	73,051
WEST WITS						
Mponeng Mine	57,216	57,085	59,504	76,655	74,269	76,922
Savuka Mine	98,863	88,841	82,111	106,072	93,475	86,729
TauTona Mine	43,842	43,997	44,465	48,419	47,287	48,125
Surface Operations	-	13,974	15,125	-	13,974	15,125
EAST & WEST AFRICA REGION	**42,535**	**34,989**	**42,268**	**62,297**	**54,194**	**61,896**
Geita - Attributable 50%	66,931	55,832	58,831	84,925	71,125	75,024
Morila - Attributable 40%	24,124	16,444	24,541	44,400	38,288	47,559
Navachab	52,215	47,366	49,265	59,968	51,208	54,138
Sadiola - Attributable 38%	62,873	57,468	54,603	87,725	87,743	80,873
Yatela - Attributable 40%	62,103	58,274	58,302	82,081	69,789	73,684
NORTH AMERICA REGION	**61,975**	**77,052**	**74,710**	**90,333**	**118,756**	**111,396**
Cripple Creek & Victor J.V.	55,408	61,682	62,509	83,211	110,683	103,042
Jerritt Canyon J.V. - Attributable 70%	68,463	90,843	84,466	97,500	125,172	117,503
SOUTH AMERICA REGION	**41,317**	**38,148**	**41,975**	**64,161**	**65,775**	**67,531**
Cerro Vanguardia - Attributable 92.50%	33,309	34,339	34,384	61,538	72,955	67,362
Morro Velho	36,895	40,995	44,273	54,293	61,066	65,056
Serra Grande - Attributable 50%	28,890	30,104	33,967	47,274	49,600	53,584
AUSTRALIA REGION	**65,411**	**60,745**	**65,056**	**81,268**	**77,790**	**82,926**
Boddington - Attributable 33.33%	-	-	-	-	-	-
Sunrise Dam	59,660	56,895	59,451	75,322	73,503	76,271
Union Reefs	75,663	68,849	75,630	88,641	82,335	92,248
ANGLOGOLD GROUP	**53,457**	**52,751**	**54,037**	**68,159**	**67,637**	**68,241**



KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
	EBITDA - Rm			Operating profit excluding unrealised non-hedge derivatives - Rm		
SOUTH AFRICA REGION						
VAAL RIVER						
Great Noligwa Mine	316	343	1 573	288	323	1,487
Kopanang Mine	143	158	665	120	140	591
Tau Lekoa Mine	88	79	330	60	56	235
Surface Operations	33	30	155	33	30	155
ERGO	29	45	230	24	40	213
WEST WITS						
Mponeng Mine	142	180	568	66	109	322
Savuka Mine	(6)	19	126	(16)	12	97
TauTona Mine	276	285	1 092	254	270	1,031
Surface Operations	-	2	4	-	2	4
EAST & WEST AFRICA REGION						
Geita - Attributable 50%	41	112	353	9	75	214
Morila - Attributable 40%	331	446	1 023	248	330	723
Navachab	30	41	141	25	38	129
Sadiola - Attributable 38%	53	60	269	17	23	124
Yatela - Attributable 40%	36	44	150	19	34	103
NORTH AMERICA REGION						
Cripple Creek & Victor J.V.	114	125	447	46	1	61
Jerritt Canyon J.V. - Attributable 70%	59	40	197	6	(17)	(31)
SOUTH AMERICA REGION						
Cerro Vanguardia - Attributable 92.50%	155	133	448	99	75	271
Morro Velho	106	112	427	77	79	300
Serra Grande - Attributable 50%	52	58	232	39	44	176
AUSTRALIA REGION						
Boddington - Attributable 33.33%	3	-	5	3	-	5
Sunrise Dam	79	177	544	37	125	351
Union Reefs	7	27	73	3	22	36
Other	(176)	(198)	(720)	21	11	86
ANGLOGOLD GROUP	**1,911**	**2,318**	**8,332**	**1,478**	**1,822**	**6,683**



KEY OPERATING RESULTS

PER REGION

US Dollar / Imperial	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
	Yield - oz/t			Gold produced - oz 000		
SOUTH AFRICA REGION *	**0.238**	**0.243**	**0.245**	**861**	**864**	**3,412**
VAAL RIVER						
Great Noligwa Mine	0.303	0.313	0.321	204	210	880
Kopanang Mine	0.219	0.203	0.211	138	129	511
Tau Lekoa Mine	0.133	0.127	0.130	86	77	311
Surface Operations	0.017	0.015	0.016	24	23	99
ERGO	0.007	0.007	0.007	66	62	264
WEST WITS						
Mponeng Mine	0.249	0.275	0.252	127	137	466
Savuka Mine	0.166	0.196	0.206	48	57	236
TauTona Mine	0.342	0.337	0.340	168	168	643
Surface Operations	-	0.444	0.270	-	1	2
EAST & WEST AFRICA REGION	**0.129**	**0.160**	**0.123**	**289**	**346**	**1 085**
Geita - Attributable 50%	0.088	0.117	0.106	61	82	290
Morila - Attributable 40%	0.441	0.711	0.349	130	171	421
Navachab	0.057	0.058	0.056	21	23	85
Sadiola - Attributable 38%	0.088	0.075	0.086	48	40	182
Yatela - Attributable 40%	0.082	0.102	0.086	29	30	107
NORTH AMERICA REGION	**0.031**	**0.028**	**0.032**	**139**	**114**	**462**
Cripple Creek & Victor J.V.	0.018	0.015	0.016	76	57	225
Jerritt Canyon J.V. - Attributable 70%	0.223	0.205	0.231	63	57	237
SOUTH AMERICA REGION	**0.232**	**0.229**	**0.227**	**142**	**129**	**478**
Cerro Vanguardia - Attributable 92.50%	0.286	0.266	0.277	66	51	179
Morro Velho	0.190	0.203	0.196	54	54	205
Serra Grande - Attributable 50%	0.225	0.230	0.229	22	24	94
AUSTRALIA REGION	**0.069**	**0.081**	**0.075**	**118**	**134**	**502**
Boddington - Attributable 33.33%	-	-	-	-	-	2
Sunrise Dam	0.094	0.115	0.102	90	105	382
Union Reefs	0.037	0.038	0.040	28	29	118
ANGLOGOLD GROUP				**1,549**	**1,587**	**5,939**

* Yield excludes surface operations.



KEY OPERATING RESULTS

PER REGION

US Dollar / Imperial	Productivity per employee - oz			Gold sold - oz 000		
	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
SOUTH AFRICA REGION				**870**	**859**	**3,411**
VAAL RIVER						
Great Noligwa Mine	7.39	7.53	7.91	207	208	880
Kopanang Mine	5.90	5.65	5.57	140	128	510
Tau Lekoa Mine	6.19	5.53	5.61	87	77	311
Surface Operations	11.11	11.08	12.83	24	23	99
ERGO	20.69	18.67	19.61	66	62	264
WEST WITS						
Mponeng Mine	7.36	7.87	6.82	128	135	466
Savuka Mine	3.16	3.75	4.00	49	57	236
TauTona Mine	9.87	9.88	9.37	169	168	643
Surface Operations	-	-	-	-	1	2
EAST & WEST AFRICA REGION				**297**	**345**	**1,083**
Geita - Attributable 50%	35.37	47.37	43.61	61	82	290
Morila - Attributable 40%	185.97	201.41	142.54	140	163	421
Navachab	19.19	21.16	20.12	21	23	85
Sadiola - Attributable 38%	88.87	75.01	85.66	47	45	181
Yatela - Attributable 40%	48.40	53.66	48.07	28	32	106
NORTH AMERICA REGION				**139**	**113**	**462**
Cripple Creek & Victor J.V.	82.07	60.70	59.68	76	57	225
Jerritt Canyon J.V. - Attributable 70%	70.79	64.39	67.85	63	56	237
SOUTH AMERICA REGION				**143**	**133**	**483**
Cerro Vanguardia - Attributable 92.50%	56.35	44.53	52.73	66	53	182
Morro Velho	13.36	15.63	13.94	53	55	205
Serra Grande - Attributable 50%	28.64	30.85	29.97	24	25	96
AUSTRALIA REGION				**113**	**135**	**502**
Boddington - Attributable 33.33%	-	-	-	-	-	2
Sunrise Dam	93.46	112.17	100.83	86	106	382
Union Reefs	55.85	70.58	61.98	27	29	118
ANGLOGOLD GROUP				**1,562**	**1,585**	**5,941**



KEY OPERATING RESULTS

PER REGION

US Dollar / Imperial	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
	Total cash costs - $/oz			Total production costs - $/oz		
SOUTH AFRICA REGION	**179**	**166**	**158**	**209**	**188**	**180**
VAAL RIVER						
Great Noligwa Mine	152	136	124	167	147	135
Kopanang Mine	185	178	165	208	195	183
Tau Lekoa Mine	202	201	192	240	236	227
Surface Operations	152	161	137	165	170	146
ERGO	204	196	184	271	231	218
WEST WITS						
Mponeng Mine	186	170	178	249	221	230
Savuka Mine	320	265	245	343	279	258
TauTona Mine	142	131	132	157	141	143
Surface Operations	-	42	46	-	42	46
EAST & WEST AFRICA REGION	**138**	**104**	**126**	**201**	**161**	**184**
Geita - Attributable 50%	216	167	175	274	212	223
Morila - Attributable 40%	78	49	74	142	114	142
Navachab	168	141	147	194	153	162
Sadiola - Attributable 38%	204	172	163	284	262	241
Yatela - Attributable 40%	202	174	175	269	208	221
NORTH AMERICA REGION	**199**	**230**	**222**	**289**	**355**	**330**
Cripple Creek & Victor J.V.	178	184	187	264	331	306
Jerritt Canyon J.V. - Attributable 70%	221	271	249	315	373	348
SOUTH AMERICA REGION	**135**	**114**	**126**	**209**	**196**	**202**
Cerro Vanguardia - Attributable 92.50%	108	103	104	198	218	203
Morro Velho	120	122	131	176	182	193
Serra Grande - Attributable 50%	94	90	100	153	148	158
AUSTRALIA REGION	**211**	**181**	**193**	**262**	**232**	**246**
Boddington - Attributable 33.33%	-	-	-	-	-	-
Sunrise Dam	193	170	177	243	220	227
Union Reefs	244	205	224	286	246	273
ANGLOGOLD GROUP	**173**	**158**	**161**	**220**	**202**	**203**



KEY OPERATING RESULTS

PER REGION

US Dollar / Imperial	EBITDA - $m			Operating profit excluding unrealised non-hedge derivatives - $m		
	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
SOUTH AFRICA REGION						
VAAL RIVER						
Great Noligwa Mine	33	33	149	30	31	141
Kopanang Mine	15	15	63	13	13	56
Tau Lekoa Mine	10	7	32	7	5	23
Surface Operations	3	3	15	3	3	15
ERGO	3	4	22	3	4	20
WEST WITS						
Mponeng Mine	15	18	54	7	10	30
Savuka Mine	(1)	2	12	(2)	1	9
TauTona Mine	29	28	104	27	26	98
Surface Operations	-	-	-	-	-	-
EAST & WEST AFRICA REGION						
Geita - Attributable 50%	4	11	33	1	7	20
Morila - Attributable 40%	34	42	99	25	31	70
Navachab	4	4	13	3	4	12
Sadiola - Attributable 38%	5	5	25	2	2	12
Yatela - Attributable 40%	4	4	15	2	3	10
NORTH AMERICA REGION						
Cripple Creek & Victor J.V.	12	12	43	5	-	6
Jerritt Canyon J.V. - Attributable 70%	6	3	19	1	(2)	(3)
SOUTH AMERICA REGION						
Cerro Vanguardia - Attributable 92.50%	17	13	44	11	7	27
Morro Velho	11	11	41	8	8	29
Serra Grande - Attributable 50%	5	5	22	4	4	17
AUSTRALIA REGION						
Boddington - Attributable 33.33%	-	-	-	-	-	-
Sunrise Dam	8	17	51	4	12	33
Union Reefs	-	3	6	-	2	3
Other	(18)	(18)	(67)	1	3	10
ANGLOGOLD GROUP	**199**	**222**	**795**	**155**	**174**	**638**



SHAFT SINKING

	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
Statistics are shown in metric units		**metres**	
MOAB KHOTSONG MINE			
Main shaft			
Advance	-	-	69
Depth to date (below collar)	3,112	3,112	3,112
Rock / ventilation sub-vertical shaft			
Depth to date	939	939	939
Station cutting	-	-	-
MPONENG MINE			
Sub Shaft 1			
Depth to date	1,209	1,209	1,209
Sub Shaft Vent Shaft Deepening			
Advance	-	-	-
Depth to date	27	27	27
Statistics are shown in imperial units		**feet**	
MOAB KHOTSONG MINE			
Main shaft			
Advance	-	-	227
Depth to date (below collar)	10,210	10,210	10,210
Rock / ventilation sub-vertical shaft			
Depth to date	3,080	3,080	3,080
Station cutting	-	-	-
MPONENG MINE			
Sub Shaft 1			
Depth to date	3,965	3,965	3,965
Sub Shaft Vent Shaft Deepening			
Advance	-	-	-
Depth to date	89	89	89



DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended December 2002

Statistics are shown in metric units

	Advance	Sampled					
	metres	metres	channel width cm	gold		uranium	
				g/t	cm.g/t	kg/t	cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	4,829	714	99.30	26.45	2,626	1.41	14.34
"C" reef	-	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	8,279	480	8.80	133.98	1,179	5.82	51.21
"C" reef	232	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	3,685	558	107.90	6.70	723	0.11	12.06
Moab Khotsong Mine							
Vaal reef	346	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	5,289	20	16.00	470.19	7,523	2.01	32.12
Savuka Mine							
Ventersdorp Contact reef	644	-	-	-	-	-	-
Carbon Leader reef	1,263	2	112.00	10.10	1,131	-	-
Mponeng Mine							
Ventersdorp Contact reef	6,068	496	41.10	25.89	1,064	-	-

Statistics are shown in imperial units

	Advance	Sampled					
	feet	feet	channel width inches	gold		uranium	
				oz/t	ft.oz/t	lb/t	ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	15,843	2,343	39.09	0.77	2.51	2.82	9.19
"C" reef	-	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	27,163	1,575	3.46	3.91	1.13	11.64	3.36
"C" reef	760	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	12,088	1,831	42.48	0.20	0.69	0.22	0.78
Moab Khotsong Mine							
Vaal reef	1,135	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	17,352	66	6.30	13.71	7.20	4.02	2.11
Savuka Mine							
Ventersdorp Contact reef	2,113	-	-	-	-	-	-
Carbon Leader reef	4,143	7	44.09	0.29	1.08	-	-
Mponeng Mine							
Ventersdorp Contact reef	19,909	1,627	16.18	0.76	1.02	-	-



SOUTH AFRICA REGION

VAAL RIVER

GREAT NOLIGWA MINE					Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined - 000	- m2	/	- ft2		112	110	430	1,200	1,179	4,632
Milled - 000	- tonnes	/	- tons							
	- reef				608	609	2,484	671	671	2,739
	- waste				-	-	-	-	-	-
	- surface and dump reclamation				-	-	-	-	-	-
	- total				608	609	2,484	671	671	2,739
Yield	- g/t	/	- oz/t							
	- reef				10.40	10.72	11.02	0.303	0.313	0.321
	- waste				-	-	-	-	-	-
	- surface and dump reclamation				-	-	-	-	-	-
	- average				10.40	10.72	11.02	0.303	0.313	0.321
Gold produced	- kg	/	- oz 000							
	- reef				6,327	6,528	27,380	204	210	880
	- waste				-	-	-	-	-	-
	- surface and dump reclamation				-	-	-	-	-	-
	- total				6,327	6,528	27,380	204	210	880
Gold sold	- kg	/	- oz 000	- total	6,430	6,481	27,379	207	208	880
Price received	- R/kg	/	- $/oz	- sold	94,501	98,469	98,877	307	294	293
Total cash costs	- R	/	- $	- ton milled	490	487	459	46	42	40
	- R/kg	/	- $/oz	- produced	47,114	45,435	41,658	152	136	124
Total production costs	- R/kg	/	- $/oz	- produced	51,902	49,100	45,388	167	147	135
PRODUCTIVITY										
per employee	- g	/	- oz	- target	288	286	276	9.25	9.19	8.88
				- actual	230	234	246	7.39	7.53	7.91
per employee	- m2	/	- ft2	- target	4.00	4.10	3.85	43.08	44.13	41.40
				- actual	4.05	3.93	3.87	43.61	42.31	41.65
FINANCIAL RESULTS (MILLION)										
Gold income					599	605	2,496	62	58	238
Cost of sales					321	315	1,221	33	30	116
Cash operating costs					298	294	1,131	31	28	108
Other cash costs					1	3	10	-	-	1
Total cash costs					299	297	1,141	31	28	109
Retrenchment costs					(1)	1	4	-	-	-
Rehabilitation and other non-cash costs					3	3	13	-	-	1
Production costs					301	301	1,158	31	28	110
Amortisation of mining assets					28	20	86	3	2	8
Inventory change					(8)	(6)	(23)	(1)	-	(2)
					278	290	1,275	29	28	122
Realised non-hedge derivatives					10	33	212	1	3	19
Operating profit excluding unrealised non-hedge derivatives					288	323	1,487	30	31	141
Capital expenditure					84	20	121	8	1	11



SOUTH AFRICA REGION

VAAL RIVER

KOPANANG MINE				Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		120	118	457	1,291	1,274	4,919
Milled - 000	- tonnes	/ - tons							
	- reef			572	577	2,195	631	637	2,420
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			572	577	2,195	631	637	2,420
Yield	- g/t	/ - oz/t							
	- reef			7.50	6.97	7.23	0.219	0.203	0.211
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			7.50	6.97	7.23	0.219	0.203	0.211
Gold produced	- kg	/ - oz 000							
	- reef			4,292	4,025	15,874	138	129	511
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			4,292	4,025	15,874	138	129	511
Gold sold	- kg	/ - oz 000	- total	4,348	4,000	15,873	140	128	510
Price received	- R/kg	/ - $/oz	- sold	94,970	98,538	98,837	309	294	295
Total cash costs	- R	/ - $	- ton milled	430	414	398	41	36	35
	- R/kg	/ - $/oz	- produced	57,312	59,380	55,001	185	178	165
Total production costs	- R/kg	/ - $/oz	- produced	64,297	65,098	61,158	208	195	183
PRODUCTIVITY									
per employee	- g	/ - oz	- target	181	174	176	5.82	5.61	5.65
			- actual	183	176	173	5.90	5.65	5.57
per employee	- m2	/ - ft2	- target	4.85	4.87	4.85	52.22	52.47	52.21
			- actual	5.12	5.17	4.99	55.16	55.66	53.68
FINANCIAL RESULTS (MILLION)									
Gold income				406	376	1,456	43	36	140
Cost of sales				293	254	978	31	24	95
Cash operating costs				246	237	866	26	23	83
Other cash costs				-	2	7	-	-	1
Total cash costs				246	239	873	26	23	84
Retrenchment costs				-	1	6	-	-	1
Rehabilitation and other non-cash costs				7	4	18	1	-	2
Production costs				253	244	897	27	23	87
Amortisation of mining assets				23	18	74	2	2	7
Inventory change				17	(8)	7	2	(1)	1
				113	122	478	12	12	45
Realised non-hedge derivatives				7	18	113	1	1	11
Operating profit excluding unrealised non-hedge derivatives				120	140	591	13	13	56
Capital expenditure				33	19	89	3	2	8



SOUTH AFRICA REGION

VAAL RIVER

TAU LEKOA MINE				Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		105	108	410	1,134	1,161	4,415
Milled - 000	- tonnes	/ - tons							
	- reef			588	547	2,174	648	603	2,396
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			588	547	2,174	648	603	2,396
Yield	- g/t	/ - oz/t							
	- reef			4.56	4.36	4.45	0.133	0.127	0.130
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			4.56	4.36	4.45	0.133	0.127	0.130
Gold produced	- kg	/ - oz 000							
	- reef			2,683	2,387	9,675	86	77	311
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			2,683	2,387	9,675	86	77	311
Gold sold	- kg	/ - oz 000	- total	2,716	2,371	9,674	87	77	311
Price received	- R/kg	/ - $/oz	- sold	95,152	98,379	98,962	311	294	296
Total cash costs	- R	/ - $	- ton milled	285	293	286	27	26	25
	- R/kg	/ - $/oz	- produced	62,360	67,254	64,234	202	201	192
Total production costs	- R/kg	/ - $/oz	- produced	74,167	79,109	75,954	240	236	227
PRODUCTIVITY									
per employee	- g	/ - oz	- target	193	191	187	6.20	6.15	6.02
			- actual	192	172	174	6.19	5.53	5.61
per employee	- m2	/ - ft2	- target	8.01	8.01	7.81	86.22	86.20	84.03
			- actual	7.55	7.78	7.40	81.32	83.71	79.62
FINANCIAL RESULTS (MILLION)									
Gold income				254	222	888	27	21	86
Cost of sales				198	177	722	20	16	69
Cash operating costs				167	159	617	17	15	59
Other cash costs				-	1	4	-	-	-
Total cash costs				167	160	621	17	15	59
Retrenchment costs				-	2	6	-	-	1
Rehabilitation and other non-cash costs				4	3	12	-	-	1
Production costs				171	165	639	17	15	61
Amortisation of mining assets				28	23	95	3	2	9
Inventory change				(1)	(11)	(12)	-	(1)	(1)
				56	45	166	7	5	17
Realised non-hedge derivatives				4	11	69	-	-	6
Operating profit excluding unrealised non-hedge derivatives				60	56	235	7	5	23
Capital expenditure				8	3	16	-	1	1



SOUTH AFRICA REGION

VAAL RIVER

	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
SURFACE OPERATIONS	Rand / Metric			Dollar / Imperial		
OPERATING RESULTS						
GOLD						
Area mined - 000 - m2 / - ft2	-	-	-	-	-	-
Milled - 000 - tonnes / - tons						
- reclamation from rehabilitation	-	-	-	-	-	-
- waste	-	-	-	-	-	-
- surface and dump reclamation	1,283	1,402	5,536	1,414	1,545	6,102
- total	1,283	1,402	5,536	1,414	1,545	6,102
Yield - g/t / - oz/t						
- reclamation from rehabilitation	-	-	-	-	-	-
- waste	-	-	-	-	-	-
- surface and dump reclamation	0.58	0.52	0.56	0.017	0.015	0.016
- average	0.58	0.52	0.56	0.017	0.015	0.016
Gold produced - kg / - oz 000						
- reclamation from rehabilitation	-	-	-	-	-	-
- waste	-	-	-	-	-	-
- surface and dump reclamation	745	722	3,081	24	23	99
- total	745	722	3,081	24	23	99
Gold sold - kg / - oz 000 - total	755	717	3,080	24	23	99
Price received - R/kg / - $/oz - sold	94,641	98,774	99,121	308	294	294
Total cash costs * - R / - $ - ton milled	27	28	26	3	2	2
- R/kg / - $/oz - produced	46,914	53,764	45,903	152	161	137
Total production costs - R/kg / - $/oz - produced	50,694	56,981	49,119	165	170	146
PRODUCTIVITY						
per employee - g / - oz - target	388	423	410	12.46	13.61	13.19
- actual	345	345	399	11.11	11.08	12.83
per employee - m2 / - ft2 - target	-	-	-	-	-	-
- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)						
Gold income	70	67	282	7	6	27
Cost of sales	39	40	150	4	4	15
Cash operating costs	35	39	141	4	4	14
Other cash costs	-	-	-	-	-	-
Total cash costs	35	39	141	4	4	14
Retrenchment costs	-	-	-	-	-	-
Rehabilitation and other non-cash costs	3	2	10	-	-	1
Production costs	38	41	151	4	4	15
Amortisation of mining assets	-	-	-	-	-	-
Inventory change	1	(1)	(1)	-	-	-
	31	27	132	3	2	12
Realised non-hedge derivatives	2	3	23	-	1	3
Operating profit excluding unrealised non-hedge derivatives	33	30	155	3	3	15
	Moab Khotsong					
Capital expenditure	83	97	376	9	9	36



SOUTH AFRICA REGION

ERGO

				Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Material treated	- tonnes	/ - tons	- 000	8,460	8,003	32,824	9,326	8,822	36,182
Yield	- g/t	/ - oz/t		0.24	0.24	0.25	0.007	0.007	0.007
Gold produced	- kg	/ - oz 000		2,054	1,941	8,215	66	62	264
Gold sold	- kg	/ - oz 000		2,064	1,930	8,216	66	62	264
Price received	- R/kg	/ - $/oz	- sold	94,190	98,334	99,093	307	294	294
Total cash costs	- R	/ - $	- ton treated	15	16	15	1	1	1
	- R/kg	/ - $/oz	- produced	62,856	65,617	61,810	204	196	184
Total production costs	- R/kg	/ - $/oz	- produced	83,604	77,326	73,051	271	231	218
PRODUCTIVITY									
per employee	- g	/ - oz	- target	472	497	510	15.19	15.97	16.40
			- actual	643	581	610	20.69	18.67	19.61
FINANCIAL RESULTS (MILLION)									
Gold income				192	181	753	20	17	72
Cost of sales				171	150	601	17	14	57
Cash operating costs				128	126	504	13	12	48
Other cash costs				1	1	3	-	-	-
Total cash costs				129	127	507	13	12	48
Retrenchment costs				1	-	3	-	-	-
Rehabilitation and other non-cash costs				37	18	73	4	2	7
Production costs				167	145	583	17	14	55
Amortisation of mining assets				5	5	17	-	-	2
Inventory change				(1)	-	1	-	-	-
				21	31	152	3	3	15
Realised non-hedge derivatives				3	9	61	-	1	5
Operating profit excluding unrealised non-hedge derivatives				24	40	213	3	4	20
Capital expenditure				2	-	2	-	-	-



SOUTH AFRICA REGION

WEST WITS

MPONENG MINE				Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		87	85	308	934	912	3,312
Milled - 000	- tonnes	/ - tons							
	- reef			462	449	1,679	509	495	1,851
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			462	449	1,679	509	495	1,851
Yield	- g/t	/ - oz/t							
	- reef			8.53	9.43	8.63	0.249	0.275	0.252
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			8.53	9.43	8.63	0.249	0.275	0.252
Gold produced	- kg	/ - oz 000							
	- reef			3,936	4,233	14,498	127	137	466
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			3,936	4,233	14,498	127	137	466
Gold sold	- kg	/ - oz 000	- total	3,968	4,201	14,500	128	135	466
Price received	- R/kg	/ - $/oz	- sold	94,408	98,456	98,599	304	294	294
Total cash costs	- R	/ - $	- ton milled	488	538	514	46	47	45
	- R/kg	/ - $/oz	- produced	57,216	57,085	59,504	186	170	178
Total production costs	- R/kg	/ - $/oz	- produced	76,655	74,269	76,922	249	221	230
PRODUCTIVITY									
per employee	- g	/ - oz	- target	194	202	193	6.24	6.49	6.22
			- actual	229	245	212	7.36	7.87	6.82
per employee	- m2	/ - ft2	- target	4.46	4.43	4.40	48.05	47.72	47.37
			- actual	5.05	4.90	4.50	54.31	52.79	48.47
FINANCIAL RESULTS (MILLION)									
Gold income				369	392	1,330	38	38	128
Cost of sales				309	306	1,109	32	30	106
Cash operating costs				225	240	857	23	23	82
Other cash costs				-	2	6	-	-	1
Total cash costs				225	242	863	23	23	83
Retrenchment costs				-	1	3	-	-	-
Rehabilitation and other non-cash costs				1	1	4	-	-	-
Production costs				226	244	870	23	23	83
Amortisation of mining assets				76	71	246	8	8	24
Inventory change				7	(9)	(7)	1	(1)	(1)
				60	86	221	6	8	22
Realised non-hedge derivatives				6	23	101	1	2	8
Operating profit excluding unrealised non-hedge derivatives				66	109	322	7	10	30
Capital expenditure				129	77	332	13	7	33



SOUTH AFRICA REGION

WEST WITS

SAVUKA MINE				Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		47	53	195	506	565	2,104
Milled - 000	- tonnes	/ - tons							
	- reef			264	265	1,037	291	292	1,143
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			264	265	1,037	291	292	1,143
Yield	- g/t	/ - oz/t							
	- reef			5.68	6.73	7.07	0.166	0.196	0.206
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			5.68	6.73	7.07	0.166	0.196	0.206
Gold produced	- kg	/ - oz 000							
	- reef			1,500	1,782	7,331	48	57	236
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			1,500	1,782	7,331	48	57	236
Gold sold	- kg	/ - oz 000	- total	1,512	1,771	7,332	49	57	236
Price received	- R/kg	/ - $/oz	- sold	94,777	98,543	99,306	307	294	294
Total cash costs	- R	/ - $	- ton milled	562	598	581	53	52	50
	- R/kg	/ - $/oz	- produced	98,863	88,841	82,111	320	265	245
Total production costs	- R/kg	/ - $/oz	- produced	106,072	93,475	86,729	343	279	258
PRODUCTIVITY									
per employee	- g	/ - oz	- target	134	147	135	4.32	4.72	4.34
			- actual	98	117	124	3.16	3.75	4.00
per employee	- m2	/ - ft2	- target	4.63	4.78	4.38	49.79	51.50	47.17
			- actual	3.08	3.44	3.32	33.12	36.98	35.71
FINANCIAL RESULTS (MILLION)									
Gold income				141	167	671	15	16	64
Cost of sales				160	163	631	16	16	60
Cash operating costs				148	157	598	15	15	57
Other cash costs				-	2	4	-	-	-
Total cash costs				148	159	602	15	15	57
Retrenchment costs				-	-	2	-	-	-
Rehabilitation and other non-cash costs				1	1	3	-	-	-
Production costs				149	160	607	15	15	57
Amortisation of mining assets				10	7	29	1	1	3
Inventory change				1	(4)	(5)	-	-	-
				(19)	4	40	(1)	-	4
Realised non-hedge derivatives				3	8	57	(1)	1	5
Operating profit excluding unrealised non-hedge derivatives				(16)	12	97	(2)	1	9
Capital expenditure				30	13	60	3	1	6



SOUTH AFRICA REGION

WEST WITS

TAUTONA MINE				Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		89	82	315	956	879	3,395
Milled - 000	- tonnes	/ - tons							
	- reef			446	453	1,716	491	500	1,891
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			446	453	1,716	491	500	1,891
Yield	- g/t	/ - oz/t							
	- reef			11.73	11.55	11.66	0.342	0.337	0.340
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			11.73	11.55	11.66	0.342	0.337	0.340
Gold produced	- kg	/ - oz 000							
	- reef			5,227	5,236	19,997	168	168	643
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			5,227	5,236	19,997	168	168	643
Gold sold	- kg	/ - oz 000	- total	5,267	5,200	20,000	169	168	643
Price received	- R/kg	/ - $/oz	- sold	94,630	98,706	98,972	307	294	294
Total cash costs	- R	/ - $	- ton milled	514	508	518	48	44	45
	- R/kg	/ - $/oz	- produced	43,842	43,997	44,465	142	131	132
Total production costs	- R/kg	/ - $/oz	- produced	48,419	47,287	48,125	157	141	143
PRODUCTIVITY									
per employee	- g	/ - oz	- target	301	294	287	9.68	9.47	9.24
			- actual	307	307	292	9.87	9.88	9.37
per employee	- m2	/ - ft2	- target	4.74	4.59	4.49	51.03	49.40	48.29
			- actual	5.22	4.79	4.60	56.14	51.60	49.49
FINANCIAL RESULTS (MILLION)									
Gold income				491	487	1,837	51	47	176
Cost of sales				247	244	949	25	24	92
Cash operating costs				229	228	882	24	22	84
Other cash costs				1	2	7	-	-	1
Total cash costs				230	230	889	24	22	85
Retrenchment costs				1	1	7	-	-	1
Rehabilitation and other non-cash costs				2	1	6	-	-	1
Production costs				233	232	902	24	22	87
Amortisation of mining assets				22	15	61	2	2	6
Inventory change				(8)	(3)	(14)	(1)	-	(1)
				244	243	888	26	23	84
Realised non-hedge derivatives				10	27	143	1	3	14
Operating profit excluding unrealised non-hedge derivatives				254	270	1,031	27	26	98
Capital expenditure				63	21	115	6	2	11



SOUTH AFRICA REGION

WEST WITS

				Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
SURFACE OPERATIONS				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined - 000	- m2	/ - ft2		-	-	-	-	-	-
Milled - 000	- tonnes	/ - tons							
	- reclamation from rehabilitation			-	-	-	-	-	-
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	2	6	-	2	7
	- total			-	2	6	-	2	7
Yield	- g/t	/ - oz/t							
	- reclamation from rehabilitation			-	-	-	-	-	-
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	15.23	9.26	-	0.444	0.270
	- average			-	15.23	9.26	-	0.444	0.270
Gold produced	- kg	/ - oz 000							
	- reclamation from rehabilitation			-	-	-	-	-	-
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	30	55	-	1	2
	- total			-	30	55	-	1	2
Gold sold	- kg	/ - oz 000	- total	-	30	55	-	1	2
Price received	- R/kg	/ - $/oz	- sold	-	96,684	97,227	-	295	297
Total cash costs*	- R	/ - $	- ton milled	-	213	140	-	18	12
	- R/kg	/ - $/oz	- produced	-	13,974	15,125	-	42	46
Total production costs	- R/kg	/ - $/oz	- produced	-	13,974	15,125	-	42	46
PRODUCTIVITY									
per employee	- g	/ - oz	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-
per employee	- m2	/ - ft2	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)									
Gold income				-	3	5	-	-	-
Cost of sales				-	1	1	-	-	-
Cash operating costs				-	1	1	-	-	-
Other cash costs				-	-	-	-	-	-
Total cash costs				-	1	1	-	-	-
Retrenchment costs				-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				-	1	1	-	-	-
Amortisation of mining assets				-	-	-	-	-	-
Inventory change				-	-	-	-	-	-
				-	2	4	-	-	-
Realised non-hedge derivatives				-	-	-	-	-	-
Operating profit excluding unrealised non-hedge derivatives				-	2	4	-	-	-
Capital expenditure				4	-	5	-	-	-

* Excludes reclamation from rehabilitation



EAST & WEST AFRICA REGION

GEITA - Attributable 50%				Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Mined - 000	- tonnes	/ - tons		6,659	6,868	22,564	7,341	7,571	24,872
Volume mined - 000	- bcm	/ - bcy		2,451	2,669	8,916	3,207	3,491	11,663
Stripping ratio	- t (mined - treated) / t treated			9.56	9.73	8.06	9.56	9.73	8.06
Treated - 000	- tonnes	/ - tons		630	640	2,489	695	705	2,744
Yield	- g/t	/ - oz/t		3.03	4.00	3.62	0.088	0.117	0.106
Gold produced	- kg	/ - oz 000		1,909	2,561	9,005	61	82	290
Gold sold	- kg	/ - oz 000		1,909	2,561	9,005	61	82	290
Price received	- R/kg	/ - $/oz	- sold	89,388	100,774	98,785	289	301	292
Total cash costs	- R/kg	/ - $/oz	- produced	66,931	55,832	58,831	216	167	175
Total production costs	- R/kg	/ - $/oz	- produced	84,925	71,125	75,024	274	212	223
PRODUCTIVITY									
per employee	- g	/ - oz	- target	1,303	1,750	1,560	41.88	56.26	50.15
			- actual	1,100	1,474	1,356	35.37	47.37	43.61
FINANCIAL RESULTS (MILLION)									
Gold income				168	256	879	17	25	84
Cost of sales				160	183	676	16	18	65
Cash operating costs				119	132	492	12	13	47
Other cash costs				8	11	38	1	1	4
Total cash costs				127	143	530	13	14	51
Rehabilitation and other non-cash costs				2	2	7	-	-	1
Production costs				129	145	537	13	14	52
Amortisation of mining assets				32	37	139	3	4	13
Inventory change				(1)	1	-	-	-	-
				8	73	203	1	7	19
Realised non-hedge derivatives				1	2	11	-	-	1
Operating profit excluding unrealised non-hedge derivatives				9	75	214	1	7	20
Capital expenditure				27	16	92	3	2	9



EAST & WEST AFRICA REGION

MORILA - Attributable 40%					Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Mined - 000	- tonnes	/	- tons		2,417	2,219	10,497	2,664	2,446	11,571
Volume mined - 000	- bcm	/	- bcy		1,074	987	4,434	1,405	1,291	5,800
Stripping ratio	- t (mined - treated) / t treated				8.03	9.17	8.59	8.03	9.17	8.59
Treated - 000	- tonnes	/	- tons		268	218	1,094	295	241	1,206
Yield	- g/t	/	- oz/t		15.11	24.39	11.96	0.441	0.711	0.349
Gold produced	- kg	/	- oz 000		4,043	5,325	13,083	130	171	421
Gold sold	- kg	/	- oz 000		4,351	5,054	13,080	140	163	421
Price received	- R/kg	/	- $/oz	- sold	99,039	105,006	102,985	316	311	309
Total cash costs	- R/kg	/	- $/oz	- produced	24,124	16,444	24,541	78	49	74
Total production costs	- R/kg	/	- $/oz	- produced	44,400	38,288	47,559	142	114	142
PRODUCTIVITY										
per employee	- g	/	- oz	- target	3,612	3,631	3,202	116.12	116.73	102.94
				- actual	5,784	6,265	4,434	185.97	201.41	142.54
FINANCIAL RESULTS (MILLION)										
Gold income					431	531	1,347	44	51	130
Cost of sales					183	201	624	19	19	60
Cash operating costs					67	50	226	7	5	22
Other cash costs					31	38	95	3	3	9
Total cash costs					98	88	321	10	8	31
Rehabilitation and other non-cash costs					(1)	1	1	-	-	-
Production costs					97	89	322	10	8	31
Amortisation of mining assets					83	116	300	9	11	29
Inventory change					3	(4)	2	-	-	-
					248	330	723	25	32	70
Realised non-hedge derivatives					-	-	-	-	(1)	-
Operating profit excluding unrealised non-hedge derivatives					248	330	723	25	31	70
Capital expenditure					27	31	70	3	3	7



EAST & WEST AFRICA REGION

					Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
NAVACHAB					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Mined - 000	- tonnes	/	- tons		956	1,037	3,715	1,053	1,143	4,095
Volume mined - 000	- bcm	/	- bcy		331	368	1,319	433	481	1,725
Stripping ratio	- t (mined - treated) / t treated				1.85	1.96	1.71	1.85	1.96	1.71
Treated - 000	- tonnes	/	- tons		335	351	1,372	370	387	1,512
Yield	- g/t	/	- oz/t		1.97	2.00	1.93	0.057	0.058	0.056
Gold produced	- kg	/	- oz 000		660	702	2,653	21	23	85
Gold sold	- kg	/	- oz 000		660	702	2,653	21	23	85
Price received	- R/kg	/	- $/oz	- sold	97,725	105,690	102,429	318	315	305
Total cash costs	- R/kg	/	- $/oz	- produced	52,215	47,366	49,265	168	141	147
Total production costs	- R/kg	/	- $/oz	- produced	59,968	51,208	54,138	194	153	162
PRODUCTIVITY										
per employee	- g	/	- oz	- target	538	582	557	17.31	18.70	17.91
				- actual	597	658	626	19.19	21.16	20.12
FINANCIAL RESULTS (MILLION)										
Gold income					64	74	272	7	7	26
Cost of sales					39	36	142	4	3	14
Cash operating costs					34	33	129	3	3	13
Other cash costs					-	-	1	-	-	-
Total cash costs					34	33	130	3	3	13
Rehabilitation and other non-cash costs					-	-	1	-	-	-
Production costs					34	33	131	3	3	13
Amortisation of mining assets					5	3	12	1	-	1
Inventory change					-	-	(1)	-	-	-
					25	38	130	3	4	12
Realised non-hedge derivatives					-	-	(1)	-	-	-
Operating profit excluding unrealised non-hedge derivatives					25	38	129	3	4	12
Capital expenditure					8	7	21	1	1	2



EAST & WEST AFRICA REGION

SADIOLA - Attributable 38%					Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Mined - 000	- tonnes	/	- tons		1,832	1,517	6,370	2,019	1,673	7,021
Volume mined - 000	- bcm	/	- bcy		981	818	3,405	1,283	1,070	4,454
Stripping ratio	- t (mined - treated) / t treated				2.72	2.13	2.33	2.72	2.13	2.33
Treated - 000	- tonnes	/	- tons		492	485	1,914	542	535	2,110
Yield	- g/t	/	- oz/t		3.03	2.56	2.96	0.088	0.075	0.086
Gold produced	- kg	/	- oz 000		1,490	1,243	5,672	48	40	182
Gold sold	- kg	/	- oz 000		1,450	1,412	5,633	47	45	181
Price received	- R/kg	/	- $/oz	- sold	99,101	99,310	102,455	325	298	305
Total cash costs	- R/kg	/	- $/oz	- produced	62,873	57,468	54,603	204	172	163
Total production costs	- R/kg	/	- $/oz	- produced	87,725	87,743	80,873	284	262	241
PRODUCTIVITY										
per employee	- g	/	- oz	- target	2,478	2,306	2,403	79.68	74.15	77.26
				- actual	2,764	2,333	2,664	88.87	75.01	85.66
FINANCIAL RESULTS (MILLION)										
Gold income					144	149	587	15	14	56
Cost of sales					128	117	453	13	11	43
Cash operating costs					84	61	269	9	6	26
Other cash costs					10	10	40	1	1	4
Total cash costs					94	71	309	10	7	30
Rehabilitation and other non-cash costs					1	1	4	-	-	-
Production costs					95	72	313	10	7	30
Amortisation of mining assets					36	37	145	3	3	13
Inventory change					(3)	8	(5)	-	1	-
					16	32	134	2	3	13
Realised non-hedge derivatives					1	(9)	(10)	-	(1)	(1)
Operating profit excluding unrealised non-hedge derivatives					17	23	124	2	2	12
Capital expenditure					12	10	67	1	1	6



EAST & WEST AFRICA REGION

YATELA - Attributable 40%					Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Mined - 000	- tonnes	/	- tons		2,476	1,824	7,517	2,729	2,010	8,286
Volume mined - 000	- bcm	/	- bcy		1,220	882	3,687	1,596	1,154	4,822
Stripping ratio	- t (mined - treated) / t treated				6.84	5.94	5.65	6.84	5.94	5.65
Treated - 000	- tonnes	/	- tons		316	263	1,131	348	290	1,247
Yield	- g/t	/	- oz/t		2.83	3.51	2.95	0.082	0.102	0.086
Gold produced	- kg	/	- oz 000		893	924	3,341	29	30	107
Gold sold	- kg	/	- oz 000		884	992	3,299	28	32	106
Price received	- R/kg	/	- $/oz	- sold	99,173	104,874	104,010	325	314	311
Total cash costs	- R/kg	/	- $/oz	- produced	62,103	58,274	58,302	202	174	175
Total production costs	- R/kg	/	- $/oz	- produced	82,081	69,789	73,684	269	208	221
PRODUCTIVITY										
per employee	- g	/	- oz	- target	2,128	1,967	1,737	68.41	63.23	55.86
				- actual	1,505	1,669	1,495	48.40	53.66	48.07
FINANCIAL RESULTS (MILLION)										
Gold income					88	104	343	9	10	33
Cost of sales					68	70	240	7	7	23
Cash operating costs					49	46	170	5	4	16
Other cash costs					6	7	25	1	1	3
Total cash costs					55	53	195	6	5	19
Rehabilitation and other non-cash costs					1	1	4	-	-	-
Production costs					56	54	199	6	5	19
Amortisation of mining assets					17	10	47	2	1	5
Inventory change					(5)	6	(6)	(1)	1	(1)
					20	34	103	2	3	10
Realised non-hedge derivatives					(1)	-	-	-	-	-
Operating profit excluding unrealised non-hedge derivatives					19	34	103	2	3	10
Capital expenditure					9	9	37	1	1	3



NORTH AMERICA REGION

CRIPPLE CREEK & VICTOR J.V.					Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Underground Operations										
Mined - 000	- tonnes	/	- tons		-	-	-	-	-	-
Treated - 000	- tonnes	/	- tons		-	-	-	-	-	-
Gold in ore	- kg	/	- oz 000		-	-	-	-	-	-
Yield	- g/t	/	- oz/t		-	-	-	-	-	-
Gold produced	- kg	/	- oz 000		-	-	-	-	-	-
Open-pit Operations										
Mined - 000	- tonnes	/	- tons		9,570	11,038	43,675	10,549	12,167	48,144
Stripping ratio	- t (mined - treated) / t treated				1.47	2.14	2.53	1.47	2.14	2.53
Treated - 000	- tonnes	/	- tons		3,871	3,510	12,373	4,267	3,869	13,639
Gold in ore	- kg	/	- oz 000		2,264	5,880	17,192	73	189	553
Yield	- g/t	/	- oz/t		0.61	0.51	0.57	0.018	0.015	0.016
Gold produced	- kg	/	- oz 000		2,379	1,784	6,998	76	57	225
Total										
Yield	- g/t	/	- oz/t		0.61	0.51	0.57	0.018	0.015	0.016
Gold produced	- kg	/	- oz 000		2,379	1,784	6,998	76	57	225
Gold sold	- kg	/	- oz 000		2,379	1,784	6,998	76	57	225
Price received	- R/kg	/	- $/oz	- sold	102,721	111,367	111,779	330	333	335
Total cash costs *	- R/kg	/	- $/oz	- produced	55,408	61,682	62,509	178	184	187
Total production costs	- R/kg	/	- $/oz	- produced	83,211	110,683	103,042	264	331	306
PRODUCTIVITY										
per employee	- g	/	- oz	- target	3,920	2,689	2,593	126.05	86.46	83.38
				- actual	2,553	1,888	1,856	82.07	60.70	59.68
FINANCIAL RESULTS (MILLION)										
Gold income					243	197	770	25	19	74
Cost of sales					197	197	720	20	19	69
Cash operating costs					134	165	617	14	16	59
Other cash costs					21	-	21	2	-	2
Total cash costs					155	165	638	16	16	61
Rehabilitation and other non-cash costs					(2)	(37)	(103)	-	(4)	(10)
Production costs					153	128	535	16	12	51
Amortisation of mining assets					68	124	386	7	12	37
Inventory change					(24)	(55)	(201)	(3)	(5)	(19)
					46	-	50	5	-	5
Realised non-hedge derivatives					-	1	11	-	-	1
Operating profit excluding unrealised non-hedge derivatives					46	1	61	5	-	6
Capital expenditure					72	169	706	8	16	66

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

* Total cash cost calculation includes inventory change



NORTH AMERICA REGION

					Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
JERRITT CANYON J.V. - Attributable 70%					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Underground Operations										
Mined - 000	- tonnes	/	- tons		249	235	938	275	259	1,034
Treated - 000	- tonnes	/	- tons		255	251	932	281	277	1,027
Gold in ore	- kg	/	- oz 000		2,054	2,017	7,942	66	65	255
Yield	- g/t	/	- oz/t		7.64	7.04	7.91	0.223	0.205	0.231
Gold produced	- kg	/	- oz 000		1,948	1,765	7,373	63	57	237
Open-pit Operations										
Mined	- tonnes	/	- tons	- 000	-	-	-	-	-	-
Stripping ratio	- t (mined - treated) / t treated				-	-	-	-	-	-
Treated	- tonnes	/	- tons	- 000	-	-	-	-	-	-
Gold in ore	- kg	/	- oz 000		-	-	-	-	-	-
Yield	- g/t	/	- oz/t		-	-	-	-	-	-
Gold produced	- kg	/	- oz 000		-	-	-	-	-	-
Total										
Yield	- g/t	/	- oz/t		7.64	7.04	7.91	0.223	0.205	0.231
Gold produced	- kg	/	- oz 000		1,948	1,765	7,373	63	57	237
Gold sold	- kg	/	- oz 000		1,955	1,750	7,365	63	56	237
Price received	- R/kg	/	- $/oz	- sold	101,056	110,226	112,248	327	329	334
Total cash costs	- R/kg	/	- $/oz	- produced	68,463	90,843	84,466	221	271	249
Total production costs	- R/kg	/	- $/oz	- produced	97,500	125,172	117,503	315	373	348
PRODUCTIVITY										
per employee	- g	/	- oz	- target	2,235	2,479	2,369	71.85	79.71	76.16
				- actual	2,202	2,003	2,110	70.79	64.39	67.85
FINANCIAL RESULTS (MILLION)										
Gold income					197	191	812	20	18	78
Cost of sales					191	209	857	19	20	82
Cash operating costs					130	160	619	14	15	59
Other cash costs					3	-	3	-	-	-
Total cash costs					133	160	622	14	15	59
Rehabilitation and other non-cash costs					4	4	16	-	1	2
Production costs					137	164	638	14	16	61
Amortisation of mining assets					53	57	228	5	5	22
Inventory change					1	(12)	(9)	-	(1)	(1)
					6	(18)	(45)	1	(2)	(4)
Realised non-hedge derivatives					-	1	14	-	-	1
Operating profit excluding unrealised non-hedge derivatives					6	(17)	(31)	1	(2)	(3)
Capital expenditure					19	13	80	2	1	8

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.



SOUTH AMERICA REGION

CERRO VANGUARDIA - Attributable 92.50% *				Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined - 000	- tonnes	/ - tons		-	-	-	-	-	-
Treated - 000	- tonnes	/ - tons		-	-	-	-	-	-
Gold in ore	- kg	/ - oz 000		-	-	-	-	-	-
Yield	- g/t	/ - oz/t		-	-	-	-	-	-
Gold produced	- kg	/ - oz 000		-	-	-	-	-	-
Open-pit Operations									
Mined - 000	- tonnes	/ - tons		3,124	2,741	8,946	3,443	3,021	9,861
Stripping ratio	- t (mined - treated) / t treated			13.95	14.98	14.26	13.95	14.98	14.26
Treated - 000	- tonnes	/ - tons		209	172	586	230	189	646
Gold in ore	- kg	/ - oz 000		2,109	1,624	5,757	68	52	185
Yield	- g/t	/ - oz/t		9.80	9.13	9.49	0.286	0.266	0.277
Gold produced	- kg	/ - oz 000		2,049	1,566	5,561	66	51	179
Total									
Yield	- g/t	/ - oz/t		9.80	9.13	9.49	0.286	0.266	0.277
Gold produced	- kg	/ - oz 000		2,049	1,566	5,561	66	51	179
Gold sold	- kg	/ - oz 000		2,044	1,648	5,675	66	53	182
Price received	- R/kg	/ - $/oz	- sold	102,497	106,765	106,816	336	319	323
Total cash costs	- R/kg	/ - $/oz	- produced	33,309	34,339	34,384	108	103	104
Total production costs	- R/kg	/ - $/oz	- produced	61,538	72,955	67,362	198	218	203
PRODUCTIVITY									
per employee	- g	/ - oz	- target	2,696	1,739	1,984	86.66	55.91	63.80
			- actual	1,753	1,385	1,640	56.35	44.53	52.73
FINANCIAL RESULTS (MILLION)									
Gold income				223	177	639	23	17	62
Cost of sales				128	115	388	13	11	37
Cash operating costs				53	41	146	6	4	14
Other cash costs				15	13	45	1	1	4
Total cash costs				68	54	191	7	5	18
Rehabilitation and other non-cash costs				2	2	7	-	-	1
Production costs				70	56	198	7	5	19
Amortisation of mining assets				56	58	177	6	6	17
Inventory change				2	1	13	-	-	1
				95	62	251	10	6	25
Realised non-hedge derivatives				4	13	20	1	1	2
Operating profit excluding unrealised non-hedge derivatives				99	75	271	11	7	27
Capital expenditure				3	15	25	-	1	2

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

* Effective July 2002 (previously 46.25%)



SOUTH AMERICA REGION

					Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
MORRO VELHO					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Underground Operations										
Mined - 000	- tonnes	/	- tons		215	220	839	237	242	925
Treated - 000	- tonnes	/	- tons		216	219	838	238	242	925
Gold in ore	- kg	/	- oz 000		1,638	1,739	6,462	53	56	208
Yield	- g/t	/	- oz/t		7.14	7.31	7.12	0.208	0.213	0.208
Gold produced	- kg	/	- oz 000		1,542	1,604	5,975	50	52	192
Open-pit Operations										
Mined - 000	- tonnes	/	- tons		583	243	1,644	643	268	1,812
Stripping ratio	- t (mined - treated) / t treated				12.81	9.19	13.67	12.81	9.19	13.67
Treated - 000	- tonnes	/	- tons		42	24	112	47	26	123
Gold in ore	- kg	/	- oz 000		112	94	406	4	3	13
Yield	- g/t	/	- oz/t		3.31	3.75	3.61	0.097	0.109	0.105
Gold produced	- kg	/	- oz 000		140	89	404	4	3	13
Total										
Yield	- g/t	/	- oz/t		6.51	6.96	6.71	0.190	0.203	0.196
Gold produced	- kg	/	- oz 000		1,681	1,693	6,380	54	54	205
Gold sold	- kg	/	- oz 000		1,660	1,734	6,365	53	55	205
Price received	- R/kg	/	- $/oz	- sold	101,640	108,665	112,439	328	324	334
Total cash costs	- R/kg	/	- $/oz	- produced	36,895	40,995	44,273	120	122	131
Total production costs	- R/kg	/	- $/oz	- produced	54,293	61,066	65,056	176	182	193
PRODUCTIVITY										
per employee	- g	/	- oz	- target	378	393	368	12.15	12.63	11.85
				- actual	416	486	434	13.36	15.63	13.94
FINANCIAL RESULTS (MILLION)										
Gold income					167	187	701	17	18	67
Cost of sales					92	110	415	9	10	39
Cash operating costs					60	67	276	6	6	26
Other cash costs					2	2	7	-	-	1
Total cash costs					62	69	283	6	6	27
Rehabilitation and other non-cash costs					1	1	5	-	-	-
Production costs					63	70	288	6	6	27
Amortisation of mining assets					29	33	127	3	3	12
Inventory change					-	7	-	-	1	-
					75	77	286	8	8	28
Realised non-hedge derivatives					2	2	14	-	-	1
Operating profit excluding unrealised non-hedge derivatives					77	79	300	8	8	29
Capital expenditure					37	46	173	4	5	17

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.



SOUTH AMERICA REGION

					Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
SERRA GRANDE - Attributable 50%					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Underground Operations										
Mined - 000	- tonnes	/	- tons		92	95	369	101	105	407
Treated - 000	- tonnes	/	- tons		90	95	371	99	105	409
Gold in ore	- kg	/	- oz 000		727	787	3,036	23	25	98
Yield	- g/t	/	- oz/t		7.72	7.87	7.84	0.225	0.230	0.229
Gold produced	- kg	/	- oz 000		693	751	2,913	22	24	94
Open-pit Operations										
Mined - 000	- tonnes	/	- tons		-	-	-	-	-	-
Stripping ratio	- t (mined - treated) / t treated				-	-	-	-	-	-
Treated - 000	- tonnes	/	- tons		-	-	-	-	-	-
Gold in ore	- kg	/	- oz 000		-	-	-	-	-	-
Yield	- g/t	/	- oz/t		-	-	-	-	-	-
Gold produced	- kg	/	- oz 000		-	-	-	-	-	-
Total										
Yield	- g/t	/	- oz/t		7.72	7.87	7.84	0.225	0.230	0.229
Gold produced	- kg	/	- oz 000		693	751	2,913	22	24	94
Gold sold	- kg	/	- oz 000		729	766	2,988	24	25	96
Price received	- R/kg	/	- $/oz	- sold	100,685	108,537	112,928	326	324	334
Total cash costs	- R/kg	/	- $/oz	- produced	28,890	30,104	33,967	94	90	100
Total production costs	- R/kg	/	- $/oz	- produced	47,274	49,600	53,584	153	148	158
PRODUCTIVITY										
per employee	- g	/	- oz	- target	831	905	879	26.72	29.08	28.25
				- actual	891	959	932	28.64	30.85	29.97
FINANCIAL RESULTS (MILLION)										
Gold income					73	82	329	7	8	31
Cost of sales					34	39	161	3	3	15
Cash operating costs					19	22	94	2	2	9
Other cash costs					1	1	5	-	-	-
Total cash costs					20	23	99	2	2	9
Rehabilitation and other non-cash costs					-	-	1	-	-	-
Production costs					20	23	100	2	2	9
Amortisation of mining assets					13	14	56	1	1	5
Inventory change					1	2	5	-	-	1
					39	43	168	4	5	16
Realised non-hedge derivatives					-	1	8	-	(1)	1
Operating profit excluding unrealised non-hedge derivatives					39	44	176	4	4	17
Capital expenditure					4	5	32	-	1	3

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.



AUSTRALIA REGION

BODDINGTON - Attributable 33.33%				Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Volume mined - 000	- bcm	/ - bcy		-	-	-	-	-	-
Treated - 000	- tonnes	/ - tons		-	-	-	-	-	-
Yield	- g/t	/ - oz/t		-	-	-	-	-	-
Gold produced	- kg	/ - oz 000		-	12	54	-	-	2
Gold sold	- kg	/ - oz 000		-	12	75	-	-	2
Price received	- R/kg	/ - $/oz	- sold	-	-	-	-	-	-
Total cash costs	- R/kg	/ - $/oz	- produced	-	-	-	-	-	-
Total production costs	- R/kg	/ - $/oz	- produced	-	-	-	-	-	-
PRODUCTIVITY									
per employee	- g	/ - oz	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)									
Gold income				-	1	7	-	-	1
Cost of sales				(3)	1	3	-	-	-
Cash operating costs				(2)	-	1	-	-	-
Other cash costs				-	-	-	-	-	-
Total cash costs				(2)	-	1	-	-	-
Rehabilitation and other non-cash costs				(1)	-	-	-	-	-
Production costs				(3)	-	1	-	-	-
Amortisation of mining assets				-	-	-	-	-	-
Inventory change				-	1	2	-	-	-
				3	-	4	-	-	1
Realised non-hedge derivative gains (losses)				-	-	1	-	-	(1)
Operating profit excluding unrealised non-hedge derivatives				3	-	5	-	-	-
Capital expenditure				-	-	-	-	-	-



AUSTRALIA REGION

SUNRISE DAM					Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Volume mined - 000	- bcm	/	- bcy		2,265	2,817	14,703	2,963	3,685	19,232
Treated - 000	- tonnes	/	- tons		866	830	3,407	954	915	3,756
Yield	- g/t	/	- oz/t		3.23	3.94	3.49	0.094	0.115	0.102
Gold produced	- kg	/	- oz 000		2,796	3,268	11,892	90	105	382
Gold sold	- kg	/	- oz 000		2,684	3,285	11,887	86	106	382
Price received	- R/kg	/	- $/oz	- sold	102,296	110,869	104,062	331	330	310
Total cash costs	- R/kg	/	- $/oz	- produced	59,660	56,895	59,451	193	170	177
Total production costs	- R/kg	/	- $/oz	- produced	75,322	73,503	76,271	243	220	227
PRODUCTIVITY										
per employee	- g	/	- oz	- target	1,890	1,936	1,933	60.78	62.24	62.14
				- actual	2,907	3,489	3,136	93.46	112.17	100.83
FINANCIAL RESULTS (MILLION)										
Gold income					307	371	1,228	32	36	118
Cost of sales					238	239	886	25	24	86
Cash operating costs					160	177	676	17	17	65
Other cash costs					7	9	31	1	2	3
Total cash costs					167	186	707	18	19	68
Rehabilitation and other non-cash costs					2	2	7	-	-	1
Production costs					169	188	714	18	19	69
Amortisation of mining assets					42	52	193	4	5	18
Inventory change					27	(1)	(21)	3	-	(1)
					69	132	342	7	12	32
Realised non-hedge derivative gains (losses)					(32)	(7)	9	(3)	-	1
Operating profit excluding unrealised non-hedge derivatives					37	125	351	4	12	33
Capital expenditure					147	65	258	16	6	26



AUSTRALIA REGION

					Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002	Quarter ended December 2002	Quarter ended September 2002	Year ended December 2002
UNION REEFS					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Volume mined - 000	- bcm	/	- bcy		741	862	3,024	970	1,127	3,955
Treated - 000	- tonnes	/	- tons		676	669	2,707	745	737	2,984
Yield	- g/t	/	- oz/t		1.28	1.32	1.36	0.037	0.038	0.040
Gold produced	- kg	/	- oz 000		863	880	3,680	28	29	118
Gold sold	- kg	/	- oz 000		837	894	3,666	27	29	118
Price received	- R/kg	/	- $/oz	- sold	97,632	110,501	102,875	318	330	306
Total cash costs	- R/kg	/	- $/oz	- produced	75,663	68,849	75,630	244	205	224
Total production costs	- R/kg	/	- $/oz	- produced	88,641	82,335	92,248	286	246	273
PRODUCTIVITY										
per employee	- g	/	- oz	- target	1,363	2,135	1,978	43.82	68.65	63.59
				- actual	1,737	2,195	1,928	55.85	70.58	61.98
FINANCIAL RESULTS (MILLION)										
Gold income					97	100	378	10	10	36
Cost of sales					78	77	341	8	8	33
Cash operating costs					65	61	279	7	6	27
Other cash costs					-	-	-	-	-	-
Total cash costs					65	61	279	7	6	27
Rehabilitation and other non-cash costs					7	6	24	1	1	3
Production costs					72	67	303	8	7	30
Amortisation of mining assets					4	5	37	-	1	3
Inventory change					2	5	1	-	-	-
					19	23	37	2	2	3
Realised non-hedge derivative gains (losses)					(16)	(1)	(1)	(2)	-	-
Operating profit excluding unrealised non-hedge derivatives					3	22	36	-	2	3
Capital expenditure					-	-	1	-	-	-



NOTES

The results included herein for the quarter and 12 months ended 31 December 2002, which have been reviewed by the auditors, are prepared using the accounting policies which are in accordance with the standards issued by the International Accounting Standards Board and the South African Institute of Chartered Accountants. Where appropriate, comparative figures have been restated.

1. ***With effect from close of business on 24 December 2002, AngloGold's ordinary shares were sub-divided at a ratio of 2 for 1. All references to ordinary shares and all calculations relating thereto, have been restated to take cognisance of the sub-division. Holdings of ADSs and CDIs did not change.***

2. During the quarter, 65,400 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme and 278,196 ordinary shares were allotted in terms of the AngloGold Odd-lot Offer.

3. Orders placed and outstanding on capital contracts as at 31 December 2002 totalled R918m (30 September 2002: R1,067m), equivalent to $107m (30 September 2002: $101m) at the rate of exchange ruling on that date.

4. Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.

5. At the general meeting of shareholders held on 5 December 2002, all the ordinary and special resolutions, as specified in the notice of meeting dated 11 November 2002, were passed by the requisite majority of shareholders. The results of the Odd-lot Offer are as follows:

	Number of shareholders	Number of shares	Share Capital (R)
Holders electing to purchase ordinary shares	4,643*	495,534	116,116,004.55
Holders electing/deemed to have elected to sell shares and consequently removed from register of members	11,213	217,338	53,608,591.08
Total ordinary shares allotted by AngloGold		278,196	62,507,413.47

* Includes nominee companies and brokers acting on behalf of beneficial shareholders.

A total of 2,098 shareholders holding 50,794 ordinary shares elected to retain their odd-lot holdings.

6. **Dividend**

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)

Each CDI represents one-fifth of an ordinary share.

The directors have today declared Final Dividend No. 93 of 675 (Final Dividend No. 91: 550) South African cents per ordinary share for the 12 months ended 31 December 2002. In compliance with the requirements of STRATE, the salient dates for the payment of the dividend are as follows:

	2003
Currency conversion date for UK pounds and Australian dollars	Thursday 6 February
Last date to trade ordinary shares cum dividend	Friday 14 February
Last date to register transfers of certificated securities cum dividend	Friday 14 February
Ordinary shares trade ex dividend	Monday 17 February
Record date	Friday 21 February
Payment date	Friday 28 February



On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Monday, 17 February 2003 and Friday, 21 February 2003, both days inclusive, no transfers between the South African, United Kingdom and Australian share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares

Each American Depositary Share (ADS) represents one ordinary share.

	2003
Ex dividend on New York Stock Exchange	Wednesday 19 February
Record date	Friday 21 February
Approximate date for currency conversion	Friday 28 February
Approximate payment date of dividend	Friday 14 March

Assuming an exchange rate of R8.607/$1, the dividend payable on an ADS is equivalent to 78.42 US cents. This compares with the final dividend of 49.06 US cents per ADS paid on 14 March 2002. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

By order of the Board

R P EDEY
Chairman

R M GODSELL
Chief Executive Officer

30 January 2003

SHAREHOLDERS' DIARY

Financial year-end		31 December 2002
Annual financial statements	*scheduled posting date*	27 March 2003
Annual general meeting	11:00	30 April 2003
Quarterly Reports released		
Quarter ended 31 March 2003		30 April 2003
Quarter and six months ended 30 June 2003		31 July 2003
Quarter and nine months ended 30 September 2003		31 October 2003
Quarter and year ended 31 December 2003		30 January 2004

Dividends

Dividend number	Declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
Final – No. 93	30 January 2003	14 February 2003	28 February 2003	14 March 2003*
Interim – No. 94	30 July 2003*	15 August 2003*	29 August 2003*	12 September 2003*
Final – No. 95	29 January 2004*	13 February 2004*	27 February 2004*	12 March 2004*

** Approximate dates*

Visit AngloGold's website on www.anglogold.com for updated information.


anglogold

Adding value to gold downstream

Ensuring a sustainable gold industry

A gold shirt made of a "fuzzy mesh" combines assorted gold and olive crystal beads



The Riches of Africa jewellery design competition – Showcasing South Africa's jewellery design talent and manufacturing expertise

AngloGold's marketing department has for some years been developing and implementing strategies to better understand and expand the market for its product around the world. As part of this programme, opportunities for local beneficiation – or adding value through processing, refining and marketing within the region or country in which the gold has been mined – have been explored.

South Africa's new minerals legislation has focused attention on the need for the South African mining industry to develop initiatives which add value downstream from the refinery, to enhance mineral products locally, to create job opportunities and to develop skills. AngloGold is currently well-placed to meet the requirements of this legislation as a result of its downstream activities to date.

Some of AngloGold's key projects are:

OroAfrica – In July 2000, AngloGold acquired a 25% stake in OroAfrica, South Africa's largest gold jewellery manufacturer providing an opportunity to promote and market gold jewellery in the markets of the developed world. OroAfrica employs 170 people and consumes about 4 tons of fine gold each year. AngloGold and OroAfrica have collaborated on projects such as consumer research in the USA, the establishment of a new product design centre in Cape Town and the initiation of an African gold jewellery brand.

Riches of Africa Jewellery Design Competition – Established by AngloGold in 1998, the competition aims to encourage innovative gold jewellery design by South African designers, to enhance technical skills and to support the local jewellery industry. This annual event showcases South Africa's jewellery design talent and manufacturing expertise. Training workshops are held for the benefit of competition entrants, with the winning works exhibited and used in fashion shows throughout the world.

Project AuTEK – This is a programme to research and develop the use of gold in advanced industrial processes and devices as well as in consumer applications. Launched in 2000 with Mintek (the national metallurgical research organisation), the project is focused on the application of gold as a catalyst and, in particular, on its use in air purification, automotive applications and in the chemical industry.

Atteridgeville Jewellery Project – This project was established in January 2000 to open the South African jewellery industry to previously disadvantaged people through training and development and to encourage jewellery production innovation and design through


anglogold

training programmes. AngloGold's founding sponsorship has been followed by the company's active participation in the programme. The founding project manager, Vukani Ubuntu Community Development Projects, has now set up branches in three other South African centres.

Gold of Africa Museum, Workshop and Educational Programmes – Opened in November 2001, the museum is built around a collection of more than 350 gold artefacts from West Africa, the bulk of which was purchased by AngloGold from the Musée Barbier-Mueller in Geneva. In addition to housing the Traditional African Goldsmith Training Programme, the museum hosts seminars and design workshops, and offers gold heritage tours to scholars to instil knowledge and pride in the history of gold which has played an integral part in South African culture and history.

Traditional African Goldsmith Training Programmes – In 1999, AngloGold established the Traditional African Goldsmith Training Programme and through this exchange of skills in both South Africa and Mali, in West Africa, traditional goldsmithing techniques are now being taught as part of jewellery design and manufacturing courses throughout tertiary institutions and design schools in South Africa.

GoldAvenue – The partnership, established in 2000 between AngloGold, JP Morgan and PAMP, is a commercial venture established to investigate commercial business and consumer-related downstream opportunities on e-commerce. As part of this project, GoldAvenue has launched a catalogue of gold jewellery for retail sale in the USA with Vivre, a US-based luxury goods catalogue business.

Jewellery Designer Forum – Brazil

The Designer Forum is a jewellery design competition – the first of its kind in Brazil – and sponsored entirely by AngloGold. Targeted at Brazilian jewellery designers, more than 400 designs were submitted for judging in several categories in 2002. The Forum has significantly raised the profile of talented Brazilian jewellery designers and has also contributed to the GoldAvenue project – the next catalogue will feature 28 of the winning Brazilian pieces from this competition. The Forum is planned to be a regular event in South America.

AngloGold published a report on the company's beneficiation programme in December 2002. The report may be obtained from the company's website – www.anglogold.com



The Bamako Jewellery School, Mali, passes on its expertise and knowledge in the age-old craft of goldsmithing



The Jewellery Designer Forum in Brazil – Hot Glamour, Young and Cool jewellery designs



Traditional Africa bead-work, using gold beads, is combined with traditional pearl-knotting techniques



Administrative information

Contacts

South Africa

Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6247
E-mail: slenahan@anglogold.com

Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com

Europe/Asia

Tomasz Nadrowski
Telephone: (800) 417 9255 (toll free in USA and Canada)
Fax: +1 212 750 5626
E-mail: tnadrowski@anglogold.com

United States of America

Charles Carter
Telephone: (800) 417 9255 (toll free in USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com

Australia

Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

Global BuyDIRECT℠
The Bank of New York maintains a direct share purchase and dividend reinvestment plan for AngloGold.

For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations Department at 1-888-BNY-ADRS or write to:
The Bank of New York
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America

Directors

Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams

Non-Executive
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung#
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar

* British # American

Offices

Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Share Registrars

South Africa
Computershare Investor Services Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 5000
Fax: +27 11 688 7719

United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St Georges Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 70 10 (in Australia)
Fax: +61 8 9323 2033

ADR Depositary
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052

Authorised Representative
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210

AngloGold Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 31 January 2003

By: /s/ C R BULL_

Name: C R Bull
Title: Company Secretary